中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

2nd August, 2002

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commis[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02049114

SUPPL

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 9th July, 2002 in relation the Connected Transaction;
2. Announcement dated 15th July, 2002 in relation to the proposed Rights Issue with the issue of the Bonus Issue and the Whitewash Waiver;
3. Announcement dated 22nd July, 2002 in relation to the appointment of executive director;
4. Joint announcement dated 26th July, 2002 in relation to the proposal acquisitions by China Land and deemed disposal of China Land;
5. Circular dated 22nd July, 2002;
6. Form D2 dated 22nd July, 2002; and
7. Form D3 dated 22nd July, 2002.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

Jenny Chan
Secretary

RECEIVED
AUG 05 2002

Encl.

JC/DT/CSH02

c.c. Ms. Irene Cheng of Hong Kong Securities Clearing Company Limited (w/o enclosures)

File No. 82-3596

CHINA STRATEGIC HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

On 9 July, 2002, the Company and Paul Y. Project Management International Limited entered into the Agreement pursuant to which the Company agreed to appoint Paul Y. Project Management International Limited as the project manager to provide project management services for the development of the Site in Beijing. The Company is the developer to develop the Site under a cooperative development agreement dated 18 August, 2001 entered into between the Company and the People's Government of Liqiao Township, Shunyi District, Beijing, PRC.

Paul Y. Project Management International Limited is a wholly owned subsidiary of Paul Y. - ITC which is a substantial shareholder of the Company.

The Transaction constitutes a connected transaction for the Company under Rule 14.25(1) of the Listing Rules and shall be disclosed by way of a press announcement. Further particulars of the Transaction will be disclosed in the next annual report of the Company.

THE AGREEMENT

Date:	9 July, 2002
Parties:	Employer: the Company
	Project Manager: Paul Y. Project Management International Limited
Nature:	Paul Y. Project Management International Limited to provide project management services for the development of the Site in Beijing, PRC
Term:	Within 5 years from the date of the Agreement
Remuneration:	i. Basic salary cost of the Project Manager's team deployed on the Project plus 100% mark up
	ii. Direct expenses for the provision of project management services shall be reimbursed to the Project Manager at cost
	The total remuneration for the term of 5 years to the Project Manager shall not exceed HK$9 million for managing the development of the Site and is based on estimated staff time input of the Project Manager's team.
	The payment to the Project Manager shall be made against monthly invoices submitted by the Project Manager.

DETAIL INFORMATION OF THE SITE

The Site is located in the west of the Liqiao Township of the Shunyi District of Beijing. It lies to immediate east of the area reserved for the Beijing International Airport extension. It is bordered by a waste water channel (Shiaozhong River) to the west and the No. 6 Outer Ring Road on embankment to the east. Presently, there are two villages on site and most of the land is used for agricultural activities.

Within the Site, the office of the Liqiao Township is also building a new town hall, civic center, associated green areas and facilities.

The Transaction involves the management of consulting engineers, architects and contractors in the completion of all site formation, drainage, roads, all utilities services and associated infrastructure, landscaping and realignment of Shiaozhong River to the south.

REASONS FOR THE TRANSACTION

Following China's accession to the World Trade Organization, it will further open its market to foreign companies. As Beijing is the capital of China, there will be a great demand for non-polluting industrial area. The Company is the developer to develop the Site under a cooperative development agreement dated 18 August, 2001 entered into between the Company and the People's Government of Liqiao Township, Shunyi District, Beijing, PRC. The Company would take this opportunity to develop the Site for non-polluting light industries, logistics, warehousing, commercial, residential and associated area. The engagement of the Project Manager will enable the Company to maximize potential value of the Site and thus the return to the Company.

The directors of the Company (including independent non-executive directors), are of the opinion that the Transaction, the remuneration and the terms and conditions thereof are on normal commercial terms and are fair and reasonable, and that it is in the commercial interest of the Company to enter into the Transaction. The Agreement has been reached after due negotiations between the Company and Paul Y. Project Management International Limited on an arm's length basis.

GENERAL

Paul Y. Project Management International Limited, a wholly owned subsidiary of Paul Y. - ITC which is a substantial shareholder of the Company, is principally engaged in providing professional project management services to project owners. Accordingly, Paul Y. Project Management International Limited is regarded as a connected person of the Company under the Listing Rules.

The Company itself is an investment holding company. The group of the Company is principally engaged in tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructuring projects.

The Transaction constitutes a connected transaction for the Company under Rule 14.25(1) of the Listing Rules and shall be disclosed by way of a press announcement. Further particulars of the Transaction will be disclosed in the next annual report of the Company.

DEFINITIONS

"Agreement"	The project management services agreement dated 9 July, 2002 entered into between the Company and Paul Y. Project Management International Limited in respect of the provision of project management services for the development of the Site
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Paul Y. Project Management International Limited"	Paul Y. Project Management International Limited, a company incorporated in the British Virgin Islands and is a wholly owned subsidiary of Paul Y. - ITC, a substantial shareholder of the Company
"PRC"	The People's Republic of China
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda and the securities of which are listed on the Stock Exchange
"Site"	The Liqiao Industrial Park at Shunyi District, Beijing, PRC is owned by the People's Government of Liqiao Township, Shunyi District, Beijing, PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	The appointment of Paul Y. Project Management International Limited as project manager to provide project management services for the development of the Site pursuant to the Agreement

By Order of the Board
China Strategic Holdings Limited
Lien Kait Long
Executive Director

Hong Kong, 9 July, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Strategic Holdings Limited

(Incorporated in Hong Kong with limited liability)

PROPOSED RIGHTS ISSUE OF NOT LESS THAN 276,489,471 SHARES OF HK$0.10 EACH AT HK$0.15 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY TWO EXISTING SHARES HELD WITH BONUS ISSUE OF WARRANTS

Underwriters

BNP PARIBAS PEREGRINE **Kingston Securities Limited**

The Company proposes to raise net proceeds of approximately HK$40 million by issuing not less than 276,489,471 Rights Shares (but not more than 276,677,846 Rights Shares assuming full exercise of the existing outstanding Share Options) at a price of HK$0.15 per Rights Share with the Bonus Issue.

The Company will provisionally allot one Rights Share in nil-paid form for every two existing Shares held by Qualifying Shareholders on the Record Date. The Company will also allot and issue three Bonus Warrants with an initial subscription price of HK$0.16 for every five Rights Shares taken up. The Rights Issue is not available to Overseas Shareholders.

The Rights Issue is subject to the conditions set out below under the section headed "Conditions of the Rights Issue". In particular, the Rights Issue is conditional upon, amongst other things, obtaining the approval of the Rights Issue with the Bonus Issue by the Shareholders at the EGM.

The Rights Issue is fully underwritten by the Underwriters other than the Rights Shares undertaken to be subscribed by the Substantial Shareholders and Mr. Lien Kait Long. As at the date hereof, the Substantial Shareholders and Mr. Lien Kait Long are beneficially interested in an aggregate of 160,880,632 Shares, representing approximately 29.1% of the existing issued share capital of the Company. Each of the Substantial Shareholders and Mr. Lien Kait Long has given an irrevocable undertaking in favour of the Company to accept and subscribe in full their entitlements to 40,220,000 Rights Shares, 40,220,000 Rights Shares and 316 Rights Shares respectively, representing approximately 14.5%, 14.5% and 0.0001% respectively of the total Rights Shares which will be provisionally allotted to them pursuant to the Rights Issue.

The Company intends to use the net proceeds of the Rights Issue of approximately HK$40 million for partial payment of compensation fees to be paid by the Company for levying the land which is adjacent to the eastern side of Beijing Capital Airport. The Company is the developer to develop the site under a cooperative development agreement dated 18 August, 2001 entered into between the Company and the People's Government of Liqiao Township. The Company currently intends to develop an industrial park which includes warehouses and light industrial buildings on part of the site.

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

Existing Shares will be dealt with on an ex-rights basis from Friday, 2 August, 2002. Rights Shares will be dealt with in their nil-paid form from Friday, 9 August, 2002 to Friday, 16 August, 2002 (both dates inclusive). If BNP Paribas Peregrine Securities Limited (for itself and on behalf of Kingston Securities Limited) terminates the Underwriting Agreement (see the section headed "Termination of the Underwriting Agreement" below) or any of the conditions of the Rights Issue (see the section headed "Conditions of the Rights Issue" below) cannot be fulfilled, the Rights Issue will not proceed.

Any dealing in the Shares or the Rights Shares in their nil-paid form is accordingly at the investors' own risk.

If in any doubt, investors should consider obtaining professional advice on this.

To qualify for the Rights Issue, any transfer of Shares must be lodged for registration with the Company's share registrar, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, by 4:00 p.m. on Monday, 5 August, 2002. Dealings of Shares on an ex-rights basis expect to be commenced on Friday, 2 August, 2002. Holders of Share Options who wish to participate in the Rights Issue should exercise their subscription rights before 4:00 p.m. on Monday, 5 August, 2002.

A circular containing, among other things, further details of the Rights Issue with the Bonus Issue and a notice of the EGM will be despatched to the Shareholders as soon as practicable.

RIGHTS ISSUE

Issue Statistics

Basis of the Rights Issue: one Rights Share for every two existing Shares held on the Record Date with three Bonus

Rights of Overseas Shareholders

The Prospectus Documents will not be registered under the securities legislation of any jurisdiction other than Hong Kong. The Company will send the Prospectus to Overseas Shareholders for their information only and will not send them any provisional allotment letters or forms of application for excess Rights Shares. However, Overseas

File No. 82-3596

To qualify for the Rights Issue, any transfer of Shares must be lodged for registration with the Company's share registrar, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, by 4:00 p.m. on Monday, 5 August, 2002. Dealings of Shares on an ex-rights basis expect to be commenced on Friday, 2 August, 2002. Holders of Share Options who wish to participate in the Rights Issue should exercise their subscription rights before 4:00 p.m. on Monday, 5 August, 2002.

A circular containing, among other things, further details of the Rights Issue with the Bonus Issue and a notice of the EGM will be despatched to the Shareholders as soon as practicable.

RIGHTS ISSUE

Issue Statistics

Basis of the Rights Issue:	one Rights Share for every two existing Shares held on the Record Date with three Bonus Warrant with initial subscription price of HK$0.16 each for every five Rights Shares taken up
Number of existing Shares in issue:	552,978,942 Shares (as at the date hereof)
Number of Rights Shares:	not less than 276,489,471 Rights Shares and not more than 276,677,846 Rights Shares
Outstanding Share Options:	outstanding Share Options granted under Company's share option scheme adopted on 20 July 1992 entitling the holders thereof to subscribe for 376,750 Shares
Maximum number of Rights Shares:	assuming exercise in full of the outstanding Share Options on or before the Record Date, a total of 376,750 Shares and an additional 188,375 Rights Shares will be issued. The maximum number of Rights Shares to be issued will be 276,677,846, representing approximately 50.0% of the existing issued share capital of the Company and approximately 33.3% of the enlarged issued share capital of the Company upon completion of the Rights Issue and full exercise of the outstanding Share Options
Underwriting of Rights Shares:	Up to 196,237,530 Rights Shares (excluded 80,440,316 Rights Shares undertaken to be subscribed by the Substantial Shareholders and Mr. Lien Kait Long) are fully underwritten by the Underwriters severally in the proportion of 50% by BNP Paribas Peregrine Securities Limited and 50% by Kingston Securities Limited
Amount of Bonus Warrants:	Units of subscription rights with initial subscription price of HK$0.16 each of the subscription rights up to a maximum amount of HK$26,561,073.12

Qualifying Shareholders

The Company will send provisional allotment letters and excess application forms to Qualifying Shareholders only.

To qualify for the Rights Issue, the participant must:

1. be registered as a member of the Company on the Record Date; and
2. have an address in Hong Kong on the register of members of the Company.

In order to be registered as members on the Record Date, the transfers of Shares (together with the relevant share certificates) must be lodged with the Company's share registrar by 4:00 p.m. on Monday, 5 August, 2002.

The share registrar of the Company is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. Holders of the outstanding Share Options who wish to participate in the Rights Issue should exercise the subscription rights by 4:00 p.m. on Monday, 5 August, 2002.

The register of members of the Company will be closed from Tuesday, 6 August, 2002 to Wednesday, 7 August, 2002 (both dates inclusive). No transfers of Shares will be registered during this period.

Subscription Price

HK$0.15 per Rights Share, payable in full upon acceptance.

The Subscription Price represents:

1. a discount of approximately 25.7% to the closing price of HK$0.202 per Share as quoted on the Stock Exchange on 15 July, 2002, being the last trading day before the date of this announcement;
2. a discount of approximately 30.6% to the average closing price of approximately HK$0.216 per Share for the ten trading days up to and including 15 July, 2002, being the last trading day before the date of this announcement;
3. a discount of approximately 18.5% to the theoretical ex-right price of the Shares of approximately HK$0.184.

Basis of provisional allotment

One Rights Share in nil-paid form, for every two existing Shares held by the Qualifying Shareholders as at close of business on the Record Date.

Status of the Rights Shares

When allotted and fully paid, the Rights Shares will rank pari passu with the then existing Shares in all respects. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment and issue of the Rights Shares in their fully-paid form.

Nil-paid Rights Shares are expected to be traded in board lots of 2,500 Shares. Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

Rights of Overseas Shareholders

The Prospectus Documents will not be registered under the securities legislation of any jurisdiction other than Hong Kong. The Company will send the Prospectus to Overseas Shareholders for their information only and will not send them any provisional allotment letters or forms of application for excess Rights Shares. However, Overseas Shareholders are entitled to vote at the EGM.

If a premium, net of expenses, can be obtained, the Company will sell the provisional allotment of Rights Shares which would otherwise have been allotted to Overseas Shareholders once dealings in the nil-paid Rights Shares commence. The proceeds of the sale of the Overseas Shareholders' nil-paid Rights Shares, less expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars. The Company will retain individual sale proceeds of less than HK$100 for its own benefit.

Fractional entitlements

Fractions of Rights Shares in the nil-paid form will not be allotted. The Company will sell any Rights Shares created from the aggregation of fractions of Rights Shares in the nil-paid form (if a premium, net of expenses, can be obtained), and will retain the proceeds.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply for any unsold entitlements of Overseas Shareholders, any unsold Rights Shares created by adding together fractions of Rights Shares and any Rights Shares provisionally allotted but not accepted.

Application for excess Rights Shares may be made by completing the form of application for excess Rights Shares and a separate remittance for the excess Rights Shares. The Board will allocate the excess Rights Shares at their discretion on a fair and equitable basis but preference shall be given to topping-up odd lots to whole board lots.

The Substantial Shareholders and Mr. Lien Kait Long have no intentions to apply for any excess Rights Shares.

Bonus Warrants

Subject to the satisfaction of the conditions of the Rights Issue, Bonus Warrants will be issued to the first registered holders of the Rights Shares on the basis of three units of subscription rights with initial subscription price of HK$0.16 each of the subscription rights for every five Rights Shares taken up under the Rights Issue. The issue of Bonus Warrants will be subject to the approval of the Shareholders at the EGM and the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Bonus Warrants and the Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

Dealing in the Bonus Warrants will be subject to the payment of stamp duty in Hong Kong.

Subscription Price of Bonus Warrants

The initial subscription price of Bonus Warrants of HK$0.16 per Share represents a discount of approximately 20.8% to the closing price of HK$0.202 per Share as quoted on the Stock Exchange on 15 July, 2002, being the last trading day pending the release of this announcement and a discount of approximately 25.9% to the average closing price per Share of approximately HK$0.216 for the ten trading days up to and including 15 July, 2002, being the last trading day pending the release of this announcement and a discount of approximately 13.0% to the theoretical ex-rights value of Share of HK$0.184 per Share. The discount of the initial subscription price of the Bonus Warrants to the closing price of the Shares is in line with the discount of the subscription price of the Rights Issue. The Board considers that the initial subscription price of the Bonus Warrants gives an attractive opportunity to the Qualifying Shareholders who take up the Rights Shares to participate in the future growth of the Group.

Subscription Period of Bonus Warrants

The subscription period is expected to be from the date on which the listing of the Bonus Warrants commences on the Stock Exchange and ending on 31 December, 2003 (both dates inclusive).

Board Lot of Bonus Warrants

The board lot for trading in the Bonus Warrants is proposed to be 35,000 units of subscription rights. However, depending on the entitlement to and acceptance of Rights Shares by those entitled, odd lots of Bonus Warrants may be issued. There is no arrangement for the trading of odd lots of the Bonus Warrants.

Amount of Bonus Warrants

On the basis of not more than 276,677,846 Rights Shares to be issued under the Rights Issue, Bonus Warrants in units of HK$0.16 each of subscription rights of not more than HK$26,561,073.12 will be issued. The exercise in full of the subscription rights attaching to the Bonus Warrants will result in the issue of not more than 166,006,707 Shares (assuming no adjustment to the subscription price) and, represents approximately 20.0% of issued share capital of the Company as enlarged by the Rights Issue and approximately 16.7% of the issued share capital of the Company as enlarged by the Rights Issue and upon the issue of 166,006,707 Shares by the exercise in full of the subscription rights attaching to the Bonus Warrants. The Bonus Warrants will be issued in registered form and will be traded on the Stock Exchange.

Fractional entitlements to Bonus Warrants will not be issued but will be aggregated and sold for the benefit of the Company. No Bonus Warrants will be issued to Overseas Shareholders.

Certificates

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares and Bonus Warrants are expected to be posted to the subscribers who have been allotted the relevant Rights Shares on or about Tuesday, 27 August, 2002 at their own risk.

Application for listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants and the Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

UNDERWRITING ARRANGEMENT

Underwriting Agreement date:	15 July, 2002
Underwriters:	BNP Paribas Peregrine Securities Limited and Kingston Securities Limited The Underwriters are independent third parties not connected with the Company, directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules)
Number of Rights Shares underwritten:	Up to 196,237,530 Rights Shares (excluded 80,440,316 Rights Shares undertaken to be subscribed by the Substantial Shareholders and Mr. Lien Kait Long) are fully underwritten by the Underwriters severally in the proportion of 50% by BNP Paribas Peregrine Securities Limited and 50% by Kingston Securities Limited
Commission:	2.5% of the total issue price of the Rights Shares underwritten by the Underwriters

In the event that none of the provisional allotment of the Rights Shares is accepted by those entitled thereto (other than the Substantial Shareholders and Mr. Lien Kait Long), the Underwriters will be called upon to subscribe for or procure the subscription for all of the Rights Shares, which will be not less than 196,049,155 and not more than 196,237,530 Rights Shares.

Undertakings from the Substantial Shareholders and Mr. Lien Kait Long

As at the date hereof, the Substantial Shareholders and Mr. Lien Kait Long are beneficially interested in an aggregate of 160,880,000 Shares and 632 Shares respectively, representing approximately 29.1% and 0.0001% respectively of the existing issued share capital of the Company. Each of the Substantial Shareholders and Mr. Lien Kait Long has given an irrevocable undertaking in favour of the Company to accept and subscribe in full their entitlements to 40,220,000 Rights Shares, 40,220,000 Rights Shares and 316 Rights Shares respectively, representing approximately 14.5%, 14.5% and 0.0001% respectively of the total Rights Shares which will be provisionally allotted to them pursuant to the Rights Issue.

	Immediately before completion of the Rights Issue		Immediately after completion of the Rights Issue (assuming all shareholders have fully subscribed for their entitlements of Rights Shares)*		Immediately after completion of the Rights Issue (assuming no shareholders, other than the Substantial Shareholders and Mr. Lien Kait Long, have subscribed their entitlements of Rights Shares)*		Upon completion of the Rights Issue (assuming all shareholders have fully subscribed for their entitlements of Rights Shares) and after the Bonus Warrants are exercised in full*	
	Shares	%	Shares	%	Shares	%	Shares	%
Calisan or its nominees	80,440,000	14.5	120,660,000	14.5	120,660,000	14.5	144,792,000	14.5
Well Orient or its nominees	80,440,000	14.5	120,660,000	14.5	120,660,000	14.5	144,792,000	14.5
Sub-total	160,880,000	29.1	241,320,000	29.1	241,320,000	29.1	289,584,000	29.1
Lien Kait Long *(Note)*	632	Negligible	948	Negligible	948	Negligible	1,137	Negligible
Underwriters	—	—	—	—	196,049,155	23.6	—	—
Public	392,098,310	70.9	588,147,465	70.9	392,098,310	47.3	705,776,958	70.9
Total	552,978,942	100.0	829,468,413	100.0	829,468,413	100.0	995,362,095	100.0

Note: Mr. Lien Kait Long is an executive director of the Company.

* Assuming the outstanding Share Options as at the date of this announcement are not exercised.

Termination of the Underwriting Agreement

The Underwriters reserve the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by BNP Paribas Peregrine Securities Limited ("BNP") (for itself and on behalf of Kingston Securities Limited ("Kingston")) by giving a notice in writing to the Company at any time prior to 9:00 a.m. on the third Business Day following the last day for acceptance of the Rights Issue if:

(a) the occurrence of the following ...

Register of members closed (both dates inclusive)	Tuesday, 6 August to Wednesday, 7 August
Expected date of the EGM	10:30 a.m. on Wednesday, 7 August
Record Date for the Rights Issue	Wednesday, 7 August
Despatch of the Prospectus Documents	Wednesday, 7 August
Register of members re-open	Thursday, 8 August
First day of dealings in nil-paid Rights Shares	Friday, 9 August
Latest time for splitting nil-paid Rights Shares	Tuesday, 13 August
Last day of dealings in nil-paid Rights Shares	Friday, 16 August
Latest time for payment and acceptance of the Rights Shares	4:00 p.m. on Wednesday, 21 August
Underwriting Agreement becomes unconditional	9:00 a.m. on Monday, 26 August
Announcement of result of acceptance appear on newspapers	Monday, 26 August
Despatch of refund cheques in respect of unsuccessful or partially unsuccessful excess applications	Tuesday, 27 August
Despatch of certificates for Rights Shares and Bonus Warrants	Tuesday, 27 August
Dealing in fully-paid Rights Shares and Bonus Warrants commence	Thursday, 29 August

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

Existing Shares will be dealt with on an ex-rights basis from Friday, 2 August, 2002. Rights Shares will be dealt with in their nil-paid form from Friday, 9 August, 2002 to Friday, 16 August, 2002 (both dates inclusive). If BNP Paribas Peregrine Securities Limited (for itself and on behalf of Kingston Securities Limited) terminates the Underwriting Agreement (see the section headed "Termination of the Underwriting Agreement" above) or any of the other conditions of the Rights Issue (see the section headed "Conditions of the Rights Issue" above) cannot be fulfilled, the Rights Issue will not proceed.

Any dealing in the Shares or the Rights Shares in their nil-paid form is accordingly at the investors' own risk.

If in any doubt, investors should consider obtaining professional advice on this.

ADJUSTMENTS IN RELATION TO EXERCISE PRICE OF THE SHARE OPTIONS

Pursuant to the share option scheme of the Company, the Company has outstanding Share Options to subscribe for up to an aggregate of 376,750 Shares, at subscription prices from HK$3.44 to HK$6.06 per Share (both number and subscription price are subject to adjustments). The issuance of the Rights Shares will cause an adjustment to the subscription price and the number of Shares to be issued under the Share Options.

As to an adjustment to the number of Shares to be issued and the subscription price in respect of the Share Options, the Company will instruct its auditors to review and certify the basis of such adjustments as soon as practicable. Details of the adjusted subscription price will be announced as soon as practicable.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 6 August, 2002 to Wednesday, 7 August, 2002, both dates inclusive. No transfers of Shares will be registered during this period.

GENERAL

The Company itself is an investment holding company. The Group is principally engaged in tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructure projects.

To qualify for the Rights Issue, any transfer of Shares must be lodged for registration with the Company's share registrar, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, by 4:00 p.m. on Monday, 5 August, 2002. Dealings of Shares on an ex-rights basis expect to be commenced on Friday, 2 August, 2002. Holders of Share Options who wish to participate in the Rights Issue should exercise their subscription rights before 4:00 p.m. on Monday, 5 August, 2002.

A circular containing, among other things, further details of the Rights Issue with the Bonus Issue and a notice of the EGM will be despatched to the Shareholders and the Share Option holders as soon as practicable.

DEFINITIONS

"Board"	the board of directors of the Company
"Bonus Issue"	the issue of Bonus Warrants to the first registered holders of the Rights Shares on the basis of three units of subscription rights for every five Rights Shares taken up
"Bonus Warrants"	warrants with subscription rights in units of HK$0.16 each in the amount of not more

Note: Mr. Lien Kait Long is an executive director of the Company.
* *Assuming the outstanding Share Options as at the date of this announcement are not exercised*

Termination of the Underwriting Agreement

The Underwriters reserve the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by BNP Paribas Peregrine Securities Limited ("BNP") (for itself and on behalf of Kingston Securities Limited ("Kingston")) by giving a notice in writing to the Company at any time prior to 9:00 a.m. on the third Business Day following the last day for acceptance of the Rights Issue if:

(a) **the occurrence of the following events would, in the reasonable opinion of BNP (for itself and on behalf of Kingston), materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or otherwise makes it inexpedient or inadvisable for the Company or the Underwriters to proceed with the Rights Issue:**

(i) **the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever;**

(ii) **the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date of the Underwriting Agreement) of a political, military, financial, regulatory, economic, currency or other nature (whether or not sui generis with any of the foregoing or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict); or**

(iii) **the occurrence of any change in market conditions, taxation or exchange control or combination of circumstances in Hong Kong (including without limitation suspension or material restriction on trading in securities); or**

(b) **the Underwriters shall receive notification by the Company when become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given, untrue or inaccurate or would be untrue or inaccurate if repeated; or**

(c) **any change occurs in the circumstances of the Company or any member of the Group which would materially and adversely affect the business, financial or trading position or prospects of the Group as a whole; or**

(d) **the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement; or**

(e) **the occurrence of any event, or series of events, beyond the reasonable control of the Underwriters (including, without limitation, acts of government, strike, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God or interruption or delay in transportation) which in the reasonable opinion of BNP (for itself and on behalf of Kingston) has or would have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Rights Issue or pursuant to the underwriting thereof.**

If BNP Paribas Peregrine Securities Limited (for itself and on behalf of Kingston Securities Limited) terminates the Underwriting Agreement, then the Rights Issue with the Bonus Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, amongst other things, the following conditions being fulfilled:

1. the approval of the Rights Issue with the Bonus Issue by the Shareholders at the EGM; and
2. the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully paid forms, the Bonus Warrants and the Shares that may fall to be issued upon the exercise of the Bonus Warrants.

REASONS OF THE RIGHTS ISSUE AND USE OF PROCEEDS

The Company intends to use the net proceeds of the Rights Issue of approximately HK$40 million for partial payment of compensation fees to be paid by the Company for levying the land which is adjacent to the eastern side of Beijing Capital Airport. The Company is the developer to develop the site under a cooperative development agreement dated 18 August, 2001 entered into between the Company and the People's Government of Liqiao Township. The Company currently intends to develop an industrial park which includes warehouses and light industrial buildings on part of the site.

Following the previously proposed rights issue of the Company as announced on 14 March, 2002 which did not proceed, the directors of the Company continue to believe that it is in the best interests of the Company and its Shareholders to enlarge the capital base of the Company through the Rights Issue with the Bonus Issue. The directors of the Company believe that the Rights Issue remains a good means by which the Company can raise funds in the market and enlarge the capital base of the Company. The enlarged capital base will support the continuing development of the Company's existing business activities so as to enhance the Group's income stream and earnings base. After considering different forms of fund raising alternatives, the directors of the Company believe that the Rights Issue will allow all Qualifying Shareholders to participate in the growth of the Company.

Expected timetable	**Year 2002**
Despatch of circular with notice of EGM	Monday, 22 July
Last day of dealings in Shares on a cum-rights basis	Thursday, 1 August
Commencement of dealings in Shares on an ex-rights basis	Friday, 2 August
Latest time for lodging proxy form for EGM	10:30 a.m. on Monday, 5 August
Latest time for lodging transfer of Shares or exercise of subscription rights attaching to the outstanding Share Options in order to be entitled to the Rights Issue	4:00 p.m. on Monday, 5 August

EGM will be despatched to the Shareholders and the Share Option holders as soon as practicable.

DEFINITIONS

"Board"	the board of directors of the Company
"Bonus Issue"	the issue of Bonus Warrants to the first registered holders of the Rights Shares on the basis of three units of subscription rights for every five Rights Shares taken up
"Bonus Warrants"*	warrants with subscription rights in units of HK$0.16 each in the amount of not more than HK$26,561,073.12 which entitle the holder thereof to subscribe Shares at an initial subscription price of HK$0.16 per Share, subject to adjustment, exercisable from the first day of dealing in the Bonus Warrants on the Stock Exchange and ending on 31 December, 2003 (both dates inclusive)
"Business Day"	a day on which banks in Hong Kong are generally open for business (other than a Saturday and any day on which a tropical cyclone warning No. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a "black" rainstorm warning signal is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon)
"Calisan"	Calisan Developments Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly owned by Paul Y. — ITC Construction Holdings Limited, a company of which the securities are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles, the Chairman and Chief Executive Officer of the Company, is deemed to be interested in 42.6% of its interest
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability which Shares are listed on the Stock Exchange
"EGM"	Extraordinary general meeting of the Company to be convened to approve amongst other things, the Rights Issue with the Bonus Issue.
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue with the Bonus Issue
"Prospectus Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Qualifying Shareholders"	the Shareholder(s), other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company on the Record Date.
"Record Date"	7 August, 2002 4:00 p.m. (Hong Kong time) for the determination of the entitlements for the provisional allotment of the nil-paid Rights Share under the Rights Issue
"Rights Issue"	the rights issue of one Rights Share for every two existing Shares held as described in this announcement
"Rights Share(s)"	new Share(s) to be issued under the Rights Issue
"Shares"	ordinary shares of HK$0.10 each in the capital of the Company
"Share Options(s)"	option(s) to subscribe for Share(s) granted by the Company under its share option scheme adopted on 20 July, 1992
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholders"	Well Orient and Calisan
"Underwriters"	BNP Paribas Peregrine Securities Limited and Kingston Securities Limited
"Underwriting Agreement"	the underwriting agreement dated 15 July, 2002 entered into between the Company, the Underwriters, the Substantial Shareholders and Mr. Lien Kait Long
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by Hanny Holdings Limited, a company of which the shares are listed on the Stock Exchange and its substantial shareholder (as defined in the Securities (Disclosure of Interests) Ordinance) is Dr. Chan Kwok Keung, Charles (holding 27.73% interest in Hanny Holdings Limited), who is the Chairman and Chief Executive Officer of the Company

By Order of the Board
China Strategic Holdings Limited
Lien Kait Long
Executive director

Hong Kong, 15 July, 2002

The directors of the Company collectively and individually accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this announcement misleading.

The Standard **Tuesday, July 23, 2002**

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of China Strategic Holdings Limited (the "Company") is pleased to announce that Ms. Chan Ling, Eva was appointed as an executive director of the Company with effect from 22nd July, 2002.

By Order of the Board
Lien Kait Long
Executive Director

Hong Kong, 22nd July, 2002

Sing Pao Daily News
23rd July, 2002

中策集團有限公司
(於香港註冊成立之有限公司)

委任執行董事

中策集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈，陳玲小姐於二零零二年七月二十二日被委任為本公司之執行董事。

承董事會命
執行董事
連克農

香港，二零零二年七月二十二日

File No. 82-3596

(Page 1)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

CHINA LAND GROUP LIMITED

(Incorporated in Bermuda with limited liability)

ANANDA WING ON TRAVEL (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION FOR CHINA STRATEGIC

Deemed disposal of China Land

CONNECTED TRANSACTION FOR CHINA STRATEGIC

Proposed acquisition of Rosedale Hotel Group Limited by China Land

MAJOR TRANSACTIONS FOR CHINA STRATEGIC

Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited by China Land
Proposed acquisition of Rosedale Hotel Group Limited by China Land
Proposed acquisition of Makerston Limited by China Land

MAJOR TRANSACTIONS FOR CHINA LAND

Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited
Proposed acquisition of Rosedale Hotel Group Limited
Proposed acquisition of Makerston Limited

CONNECTED TRANSACTIONS FOR CHINA LAND

Proposed subscription of new shares by Ananda Wing On
Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited and issue of new shares

DISCLOSEABLE AND CONNECTED TRANSACTIONS FOR ANANDA WING ON AND

Proposed subscription of new shares in China Land
Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited by China Land and issue of new shares in China Land

Proposed placing of new shares in China Land
Proposed increase in authorised share capital of China Land and general mandates to issue and repurchase shares
Proposed change of name of China Land

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

SUMMARY
Introduction
The directors of China Strategic Holdings Limited, Ananda Wing On Travel (Holdings) Limited and China Land Group Limited are pleased to announce jointly that China Strategic is proposing an extensive group reorganisation (the

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

SUMMARY

Introduction

The directors of China Strategic Holdings Limited, Ananda Wing On Travel (Holdings) Limited and China Land Group Limited are pleased to announce jointly that China Strategic is proposing an extensive group reorganisation (the "proposals"), the principal elements of which are as follows:

Subscription

Subscription agreement

On 22nd July, 2002, China Land entered into a subscription agreement with Ananda Wing On in relation to a subscription of 1,000,000,000 subscription shares in China Land by Ananda Wing On at an issue price of HK$0.30 per subscription share amounting in aggregate to a total consideration of HK$300 million. The completion of the subscription agreement is conditional upon the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below.

Placing

Placing agreement

On 22nd July, 2002, China Land entered into a placing agreement with the placing agent, BNP Paribas Peregrine Securities Limited, which is an independent third party not connected with any of the directors, chief executive, substantial shareholders of China Land or any of their respective associates, in relation to the placing, on a best efforts basis of 1,333,333,333 new shares in China Land at an issue price of HK$0.30 per placing share amounting in aggregate to a total proceeds of about HK$400 million. The completion of the placing agreement is conditional upon the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below.

The placing agent has the right to terminate the placing agreement if, at any time after it has given China Land instructions for the issue of the shares placed by it but before 9:30 a.m. on the settlement date, (i) there develops, occurs or comes into effect any material adverse change in conditions of local, national or international securities markets or there has been instigated any litigation or legal proceedings by any third party against a member of the China Land group, which in the reasonable opinion of the placing agent is or is likely to be materially adverse to the China Land group, as a whole, or would materially prejudice the success of the placing; or (ii) it comes to the notice of the placing agent that any of the representations, warranties or undertakings of China Land contained in the placing agreement is untrue or inaccurate, breached or not complied with in any material respect; or (iii) it comes to the notice of the placing agent that there has been any material adverse change in the business or financial or trading position of the China Land group.

Acquisitions and disposals

First sale and purchase agreement

On 22nd July, 2002, China Land entered into a conditional sale and purchase agreement with Ananda Wing On to acquire from Ananda Wing On the entire issued share capital of, and the shareholder's loan of about HK$44.4 million to, Shropshire Property Limited for a consideration of about HK$110 million. The consideration will be satisfied by the issue of 366,666,666 new shares in China Land at HK$0.30 per consideration share. This represents about HK$99 million based on the closing price of HK$0.27 per share as quoted on the Stock Exchange on 22nd July, 2002, being the last trading day immediately before suspension and pending the release of this announcement. Shropshire has the right to acquire 60% interest in Luoyang Golden Gulf Hotel Co., Ltd.. The principal asset of Luoyang Golden Gulf Hotel Co. is Golden Gulf Hotel located in Luoyang, the PRC. The completion of the first sale and purchase agreement is conditional upon the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below.

Second sale and purchase agreement

On 22nd July, 2002, China Land entered into another conditional sale and purchase agreement with Paul Y. - ITC Construction Holdings Limited to acquire from Paul Y. - ITC the entire issued share capital of, and the shareholder's loan of about HK$482.5 million to, Rosedale Hotel Group Limited which indirectly owns Best Western Rosedale on the Park for a cash consideration of HK$250 million. The completion of the second sale and purchase agreement is conditional upon the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below.

Third sale and purchase agreement

On 22nd July, 2002, Clever Basin Holdings Limited, a wholly owned subsidiary of China Land entered into a conditional sale and purchase agreement with Hutchison Hotels Holdings (International) Limited to acquire from Hutchison Hotels Holdings the entire issued share capital of, and the shareholder's loan of about HK$605.6 million to, Makerston Limited, which holds a 95% indirect interest in Beijing Harbour Plaza Co., Ltd. for a total consideration of HK$515 million. The consideration will be satisfied on completion by cash in the amount of HK$150 million and issue of a promissory note for the principal amount of HK$365 million. The principal asset of Beijing Harbour Plaza Co. is Beijing Harbour Plaza Hotel. The completion of the third sale and purchase agreement is conditional upon the approval of the shareholders of China Land at a special general meeting and the conditions precedent of the transactions contemplated by the subscription agreement and the placing agreement having been fulfilled or waived, other than the conditions relating to the simultaneous completion of the subscription agreement and the placing agreement.

Upon completion of the subscription agreement, the placing agreement and the first, second and third sale and purchase agreements and assuming no further issue of shares by China Land other than mentioned herein, the subscription shares, the placing shares and the consideration shares represent about 198.2% of the existing issued share capital of, and about 66.5% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares and the consideration shares.

Increase in authorised share capital

The board of directors of China Land proposes, subject to among other things, the approval by the shareholders of China Land at a special general meeting, to increase the authorised share capital of China Land from US$60 million to US$380 million by the creation of 16,000,000,000 shares of US$0.02 each.

General mandates to issue and repurchase shares

At the special general meeting of China Land, an ordinary resolution will be proposed to grant to the directors the general mandates to issue and repurchase shares.

Change of name of China Land

A special resolution will be proposed at the special general meeting of China Land that, subject to the completion of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements and the approval of the Registrar of Companies in Bermuda, the name of China Land will be changed in order to reflect the principal business of China Land in hotel operations and investments and other leisure-related businesses after the proposals. A further announcement will be made on the proposed change of the new company name of China Land as soon as practicable.

Takeovers Code implication of the proposals

Under rule 26 of the Takeovers Code, upon completion of the subscription agreement and the first sale and purchase agreement, Ananda Wing On and parties acting in concert with it would be obliged to make a mandatory general offer for all the issued shares in China Land other than those already owned or agreed to be acquired by Ananda Wing On and parties acting in concert with it. Completion of the subscription agreement and the first sale and purchase agreement will result in Ananda Wing On holding about 33.6% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares and the consideration shares.

An application will be made by Ananda Wing On to the Takeovers Executive to grant a waiver to Ananda Wing On from the requirements of the Takeovers Code to make a mandatory general offer to the shareholders of China Land. If such waiver is not obtained from the Takeovers Executive, the subscription agreement, the placing agreement and the first, second and third sale and purchase agreements will not proceed.

(Page 2)

Circulars and general meetings

China Land

The subscription of shares in China Land by Ananda Wing On and the acquisition of the entire issued share capital of, and the shareholder's loan to Shropshire from Ananda Wing On constitute connected transactions for China Land under the Listing Rules of the Stock Exchange since Ananda Wing On is an associate of the controlling shareholder of China Land. The acquisition of the entire issued share capital of, and the shareholder's loan to Shropshire together with the acquisitions of Beijing Harbour Plaza Hotel through the acquisition of the entire issued share capital of, and the shareholder's loan to Makerston by China Land from Hutchison Hotels Holdings and Best Western Rosedale on the Park through the acquisition of the entire issued share capital of, and the shareholder's loan to Rosedale Hotel Group by China Land from Paul Y. - ITC constitute major transactions for China Land under the Listing Rules. These transactions together with, the placing agreement, proposed increase in authorised share capital, proposed change of name and the grant to the directors of the general mandates to issue and repurchase shares are all subject to approval by the shareholders of China Land. The controlling shareholder of China Land and its associates shall abstain from voting on the resolutions regarding the subscription agreement, the placing agreement and the first, second and third sale and purchase agreements at the special general meeting.

Accordingly, a circular containing, among other things, details of these transactions will be despatched to the shareholders of China Land as soon as practicable. An independent financial adviser will be appointed to advise an independent committee of the board of directors of China Land on the fairness and reasonableness of the subscription under the subscription agreement, the placing agreement and the acquisitions under the first, second and third sale and purchase agreements.

Ananda Wing On

The disposal of Ananda Wing On's entire interest in and the shareholder's loan to Shropshire, and the subscription of shares in China Land under the subscription agreement constitute discloseable and connected transactions for Ananda Wing On under the Listing Rules of the Stock Exchange since China Land is a subsidiary of an indirect controlling shareholder of Ananda Wing On. These transactions are subject to approval by the independent shareholders of Ananda Wing On who are entitled to vote at the special general meeting. The controlling shareholder of Ananda Wing On and its associates shall abstain from voting on the resolutions regarding the subscription agreement and the disposal under the first sale and purchase agreement. Accordingly, a circular containing, among other things, details of these transactions will be despatched to the shareholders of Ananda Wing On as soon as practicable. An independent financial adviser will be appointed to advise an independent committee of the board of directors of Ananda Wing On on the fairness and reasonableness of the subscription agreement and the disposal under the first sale and purchase agreement.

China Strategic

The acquisition of Best Western Rosedale on the Park through the acquisition of Rosedale Hotel Group by China Land from Paul Y. - ITC constitutes a connected transaction for China Strategic under the Listing Rules since Paul Y. - ITC is a substantial shareholder of China Strategic and China Land is a subsidiary of China Strategic. The deemed disposal of China Land as a result of the subscription agreement constitutes a discloseable transaction for China Strategic under the Listing Rules. The first, second and third sale and purchase agreements constitute major transactions for China Strategic under the Listing Rules. A circular containing, among other things, details of these transactions will be despatched to the shareholders of China Strategic as soon as practicable. Paul Y. - ITC and its associates shall abstain from voting on the resolution regarding the acquisitions under the first, second and third sale and purchase agreements. An independent financial adviser will be appointed to advise an independent committee of the board of directors of China Strategic on the fairness and reasonableness of the acquisitions under the first, second and third sale and purchase agreements.

General

Trading in the shares of China Land and Ananda Wing On, and China Strategic were suspended temporarily at the request of China Land and Ananda Wing On, and China Strategic from 9:30 a.m. and 10:00 a.m. respectively on Tuesday, 23rd July, 2002 pending the publication of this announcement. Application will be made to the Stock Exchange for the resumption of trading in the respective shares, with effect from 9:30 a.m. on Monday, 29th July, 2002.

INTRODUCTION

The directors of China Strategic Holdings Limited, Ananda Wing On Travel (Holdings) Limited and China Land Group Limited are pleased to announce jointly that China Strategic is proposing an extensive group reorganisation (the "proposals"), the principal elements of which are as follows:

SUBSCRIPTION

The subscription agreement

Date: 22nd July, 2002

Parties: China Land and Ananda Wing On

Under the subscription agreement, Ananda Wing On or a wholly owned subsidiary nominated by it will subscribe for an aggregate of 1,000,000,000 new shares in China Land at a subscription price of HK$0.30 per subscription share and the aggregate subscription price payable to China Land by Ananda Wing On for the subscription shares shall be HK$300 million. The subscription price represents:

- a premium of about 11.1% to the closing price of HK$0.27 per share as quoted on the Stock Exchange on 22nd July, 2002, being the trading day immediately before suspension and pending the release of this announcement;
- a premium of about 4.5% to the average closing price of about HK$0.287 per share over the 10 trading days up to and including 22nd July, 2002, being the trading day immediately before suspension and pending the release of this announcement; and
- a discount of about 34.8% to the audited consolidated net tangible asset value per share of about HK$0.46 as at 31st December, 2001, being the date of its latest audited financial statements.

Subject to the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below, an aggregate of 1,000,000,000 new shares in China Land, representing about 73.4% of the existing issued share capital of, and about 24.6% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares and the consideration shares, will be issued to Ananda Wing On or a wholly owned subsidiary nominated by it. The subscription shares, when fully paid, will rank pari passu in all respects with all shares in issue or to be issued on or prior to the date of completion.

PLACING

The placing agreement

Date: 22nd July, 2002

Parties: China Land and BNP Paribas Peregrine Securities Limited

Under the placing agreement, subject to the fulfillment, or waiver by the

Assets to be acquired and consideration

Subject to the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below, China Land will acquire from Ananda Wing On the entire issued share capital of and the shareholder's loan of about HK$44.4 million to Shropshire Property Limited, which has the right to acquire 60% interest in Luoyang Golden Gulf Hotel Co., Ltd, for a consideration of about HK$110 million and it will be satisfied by the issue of 366,666,666 new shares in China Land at HK$0.30 per consideration share. The consideration shares represent about 26.9% of the existing issued share capital of, and about 9.0% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares and the consideration shares. The principal asset of Luoyang Golden Gulf Hotel Co. is Golden Gulf Hotel located in Luoyang, the PRC.

The consideration under the first sale and purchase agreement was determined after arm's length negotiation with reference to the unaudited net tangible asset value of Luoyang Golden Gulf Hotel Co. as at 31st December, 2001 was about RMB188.6 million which is equivalent to about HK$177.9 million.

Information on Shropshire

On 22nd April, 2002, Golden Sun Limited, a wholly owned subsidiary of Ananda Wing On, acquired 4 ordinary shares, representing 40% interest in Shropshire from an independent third party and was granted a call option from the vendor pursuant to which Golden Sun is entitled to acquire the remaining 60% interest in Shropshire upon exercise of the call option. The call option was exercised simultaneously when Ananda Wing On entered into the first sale and purchase agreement on 22nd July, 2002 and the shares of 60% interest in Shropshire shall be transferred to Golden Sun within 14 days from the date thereof.

Shropshire is an investment holding company. As at 22nd April, 2002, the unaudited net tangible assets of Shropshire was HK$8,080, of which mainly included a deposit of about HK$10.8 million regarding the acquisition of Luoyang Golden Gulf Hotel Co. and a shareholder's loan of about HK$10.8 million.

In June 2001, Shropshire has contracted with an independent third party in the PRC, which procures the sale of 60% equity interest in Luoyang Golden Gulf Hotel Co. to Shropshire. The remaining 40% equity interest in Luoyang Golden Gulf Hotel Co. is held as to 10% and 30% respectively by the said PRC party and another independent third party in the PRC. Under the terms of the agreement between Shropshire and the PRC party, the consideration for the acquisition of 60% interest in Luoyang Golden Gulf Hotel Co. is payable in four installments. As at the date of the first sale and purchase

being advanced of not more than HK$14.32 million to Paul Y. - ITC at completion. Paul Y. - ITC is also the existing guarantor in respect of certain bank loans and bank facilities, amounting to approximately HK$394.5 million, taken out by Rosedale Hotel Group. It is a term of the second sale and purchase agreement that China Land will indemnify Paul Y. - ITC of any loss it may suffer in relation to such loans and facilities for the period from completion of the second sale and purchase agreement to the earlier of (i) the date on which such guarantees are replaced by the guarantees provided by China Land or its nominee and (ii) the full repayment of the respective bank loans and bank facilities.

The consideration under the second sale and purchase agreement was determined after arm's length negotiation with reference to the audited consolidated net tangible asset value of Rosedale Hotel Group and a shareholder's loan of about HK$482.5 million.

The pro forma audited consolidated net tangible assets, excluding the shareholder's loan, of Rosedale Hotel Group was about HK$260.1 million as at 31st March, 2002.

Information on Rosedale Hotel Group

Rosedale Hotel Group indirectly owns 100% interest of Best Western Rosedale on the Park, two hotel management companies, namely Rosedale Hotel Management Limited and Rosedale Hotel Management International Limited, which provide hotel and hospitability management services to: Best Western Rosedale on the Park; Rosedale Hotel & Suites ■ Guangzhou, a four-star hotel located in Guangzhou, the PRC; and a restaurant located adjacent to Best Western Rosedale on the Park known as Cheena.

Best Western Rosedale on the Park is located in Causeway Bay, Hong Kong. The hotel is a 30-storey building comprises 274 guest rooms of various classes, with dining and other facilities including two restaurants, a lounge and six fully equipped function rooms.

The pro forma audited consolidated net tangible assets, excluding the shareholder's loan, of Rosedale Hotel Group was about HK$260.1 million as at 31st March, 2002.

The following is a summary of pro forma audited consolidated results of Rosedale Hotel Group for the two years ended 31st March, 2002:

	2002 HK$ million	2001 HK$ million
Turnover	64.9	5.0
Profit (loss) before taxation	17.4	(19.9)
Taxation	–	–

date of its latest audited financial statements.

Subject to the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below, an aggregate of 1,000,000,000 new shares in China Land, representing about 73.4% of the existing issued share capital of, and about 24.6% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares and the consideration shares, will be issued to Ananda Wing On or a wholly owned subsidiary nominated by it. The subscription shares, when fully paid, will rank pari passu in all respects with all shares in issue or to be issued on or prior to the date of completion.

PLACING

The placing agreement

Date: 22nd July, 2002

Parties: China Land and BNP Paribas Peregrine Securities Limited

Under the placing agreement, subject to the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below, the placing agent, BNP Paribas Peregrine, which is an independent third party not connected with any of the directors, chief executive, substantial shareholders of China Land or any of their respective associates, has agreed to procure, on a best efforts basis, subscribers for 1,333,333,333 new shares in China Land at a placing price of HK$0.30 per placing share. The placees, which will not be less than six professional and, or institutional investors, and parties acting in concert with them will be independent of and not connected with any directors, chief executive or substantial shareholders of China Land, China Strategic and Ananda Wing On or of their subsidiaries, any of their respective associates (as defined in the Listing Rules of the Stock Exchange) or any parties acting in concert with them. The placing price is the same as the subscription price under the subscription agreement. A commission will be payable by China Land to the placing agent. The placing shares represent about 97.9% of the existing issued share capital of, and about 32.8% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares and the consideration shares. The aggregate placing price payable to China Land for the placing shares shall be about HK$400 million, on the assumption that all the 1,333,333,333 placing shares are successfully placed pursuant to the placing agreement. The placing shares, when fully paid, will rank pari passu in all respects with all shares in issue or to be issued on or prior to the date of completion.

The placing agent has the right to terminate the placing agreement if, at any time after it has given China Land instructions for the issue of the shares placed by it but before 9:30 a.m. on the settlement date, (i) there develops, occurs or comes into effect any material adverse change in conditions of local, national or international securities markets or there has been instigated any litigation or legal proceedings by any third party against a member of the China Land group, which in the reasonable opinion of the placing agent is or is likely to be materially adverse to the China Land group, as a whole, or would materially prejudice the success of the placing; or (ii) it comes to the notice of the placing agent that any of the representations, warranties or undertakings of China Land contained in the placing agreement is untrue or inaccurate, breached or not complied with in any material respect; or (iii) it comes to the notice of the placing agent that there has been any material adverse change in the business or financial or trading position of the China Land group.

Reasons for the subscription and placing and use of proceeds

As described under the section headed "Reasons for the proposed acquisitions" below, it is intended that China Land will focus its principal business on hotel operations and investments and other leisure-related businesses upon completion of the proposals. The subscription and placing are intended to strengthen the financial position of China Land which will enable it to reduce borrowings and to provide funds for future expansion.

The maximum gross and net proceeds from the subscription and placing are estimated to amount to about HK$700 million and HK$693 million respectively. It is intended that the net proceeds will be used for: (i) approximately HK$414 million for completion of the second and third sale and purchase agreements as described below; (ii) approximately HK$250 million for future acquisitions of hotel and other leisure-related businesses; and (iii) the remaining balance of approximately HK$29 million for working capital.

ACQUISITIONS AND DISPOSALS

The first sale and purchase agreement

Date: 22nd July, 2002

Vendor: Ananda Wing On

Purchaser: China Land

60% interest in Shropshire shall be transferred to Golden Sun within 14 days from the date thereof.

Shropshire is an investment holding company. As at 22nd April, 2002, the unaudited net tangible assets of Shropshire was HK$8,080, of which mainly included a deposit of about HK$10.8 million regarding the acquisition of Luoyang Golden Gulf Hotel Co. and a shareholder's loan of about HK$10.8 million.

In June 2001, Shropshire has contracted with an independent third party in the PRC, which procures the sale of 60% equity interest in Luoyang Golden Gulf Hotel Co. to Shropshire. The remaining 40% equity interest in Luoyang Golden Gulf Hotel Co. is held as to 10% and 30% respectively by the said PRC party and another independent third party in the PRC. Under the terms of the agreement between Shropshire and the PRC party, the consideration for the acquisition of 60% interest in Luoyang Golden Gulf Hotel Co. is payable in four installments. As at the date of the first sale and purchase agreement, only the last of four installments, which is in the sum of HK$46,200,000 and is due on 31st December, 2002, remains payable by Shropshire pursuant to the agreement between Shropshire and the PRC party. Ananda Wing On has undertaken to China Land under the first sale and purchase agreement to pay such outstanding consideration of HK$46,200,000 on 31st December, 2002. The principal asset of Luoyang Golden Gulf Hotel Co. is a hotel known as Golden Gulf Hotel located in Luoyang, the PRC. The agreement provides that the PRC party must ensure that all regulatory approval regarding the acquisition of equity interest by Shropshire in Luoyang Golden Gulf Hotel Co. and the perfection of title of Luoyang Golden Gulf Hotel Co. in the hotel property must be fulfilled within 2 months after payment of the last payment which is 28th February, 2003. If the PRC party does not fulfil its obligations by that date, Shropshire has the right to elect to terminate the agreement and demand the PRC party for appropriate damages or extend the time limit for the fulfillment of such obligations, in each case, at the cost of the PRC party.

Golden Gulf Hotel has been in operation for a period of about 3 years commencing from early 1999. It is a 25-storey building erected over a two-level basement. It comprises a total of 145 guestrooms of various classes, 39 office suites, a business centre, shops, a number of food and beverage outlets and entertainment facilities. The total gross floor area of Golden Gulf Hotel is approximately 21,948 square metres. The land use right of the land on which the hotel is erected is registered in the name of the PRC party and evidenced by a certificate for state-owned land use. The buildings erected are covered by a certificate for building ownership issued in the name of Luoyang Golden Gulf Hotel Co..

The following is a summary of the unaudited results of Luoyang Golden Gulf Hotel Co. for the two years ended 31st December, 2001.

	2001		2000	
	RMB million	*HK$ million*	*RMB million*	*HK$ million*
Turnover	17.4	16.4	19.7	18.6
Profit before taxation	0.7	0.6	3.2	3.0
Taxation	–	–	–	–
Profit after taxation	0.7	0.6	3.2	3.0

The unaudited net tangible assets of Luoyang Golden Gulf Hotel Co. as at 31st December, 2001 was about RMB188.6 million which is equivalent to about HK$177.9 million.

The second sale and purchase agreement

Date: 22nd July, 2002

Vendor: Paul Y. - ITC Construction Holdings Limited, whose shares are listed on the Stock Exchange

Purchaser: China Land

Assets to be acquired and consideration

Subject to the fulfillment, or waiver by the relevant parties, of the conditions set out under the section headed "Conditions of the transactions" below, China Land will acquire from Paul Y. - ITC the entire issued share capital of and the shareholder's loan of about HK$482.5 million to Rosedale Hotel Group Limited which indirectly owns Best Western Rosedale on the Park, for a cash consideration of HK$250 million. In addition, under the second sale and purchase agreement, a subsidiary of Paul Y. - ITC has advanced a sum of HK$7.16 million as repayment of a certain portion of a bank loan and Paul Y. - ITC has undertaken to further advance a sum of not more than HK$7.16 million to a subsidiary of Rosedale Hotel Group in this regard before completion. China Land has undertaken to Paul Y. - ITC to repay such sum

Best Western Rosedale on the Park is located in Causeway Bay, Hong Kong. The hotel is a 30-storey building comprises 274 guest rooms of various classes, with dining and other facilities including two restaurants, a lounge and six fully equipped function rooms.

The pro forma audited consolidated net tangible assets, excluding the shareholder's loan, of Rosedale Hotel Group was about HK$260.1 million as at 31st March, 2002.

The following is a summary of pro forma audited consolidated results of Rosedale Hotel Group for the two years ended 31st March, 2002:

	2002	2001
	HK$ million	*HK$ million*
Turnover	64.9	5.0
Profit (loss) before taxation	17.4	(19.9)
Taxation	–	–
Profit (loss) after taxation	17.4	(19.9)

The third sale and purchase agreement

Date: 22nd July, 2002

Vendor: Hutchison Hotels Holdings (International) Limited, a wholly owned subsidiary of Hutchison Whampoa Limited, whose shares are listed on the Stock Exchange. Both the vendor and its beneficial owner are independent of and not connected with any of the directors, chief executive or substantial shareholders of China Land and China Strategic or of their subsidiaries, any of their respective associates, as defined in the Listing Rules, or any parties acting in concert with them.

Purchaser: Clever Basin Holdings Limited, a wholly owned subsidiary of China Land

Assets to be acquired and consideration

Subject to the fulfillment of the conditions of (i) the approval of the shareholders of China Land at a special general meeting and (ii) the conditions precedent of the transactions contemplated by the subscription agreement and the placing agreement having been fulfilled or waived, other than the conditions relating to the simultaneous completion of the subscription agreement and the placing agreement, Clever Basin will acquire from Hutchison Hotels Holdings the entire issued share capital of, and the shareholder's loan of about HK$605.6 million to Makerston Limited which holds 95% indirect interest in Beijing Harbour Plaza Co. Ltd., for a total consideration of HK$515 million which will be satisfied by payment of cash in the amount of HK$150 million and issue of a promissory note for the principal amount of HK$365 million. It is the intention of the parties that the third sale and purchase agreement will be completed at the same time as the subscription agreement and the placing agreement.

The consideration under the third sale and purchase agreement was determined after arm's length negotiation with reference to the consolidated net liabilities of Makerston group and a shareholder's loan of about HK$605.6 million.

The audited consolidated net assets of Makerston group as at 31st December, 2001, excluding the shareholder's loan, was about HK$291.4 million.

Information on Makerston

Makerston owns 95% indirect interest of Beijing Harbour Plaza Co., a sino-foreign equity joint venture company established in the PRC for an operation period from 26th January, 1987 to 25th January, 2024. The remaining equity interest in Beijing Harbour Plaza Co. is held by an independent third party in the PRC.

The principal asset of Beijing Harbour Plaza Co. is Beijing Harbour Plaza Hotel located in Chao Yang District, Beijing, the PRC. Beijing Harbour Plaza Hotel, which began operation in April 1998, is a 20-storey building comprising 429 guestrooms and suites and dining and other facilities including a business centre, a fitness centre and multi-function rooms.

The following is a summary of the audited results of Makerston group for the two years ended 31st December, 2001:

	2001	2000
	HK$ million	*HK$ million*
Turnover	65.1	66.9
Loss before taxation	6.3	13.1
Taxation	–	–
Loss after taxation	6.3	13.1

The audited consolidated net liabilities of Makerston group as at 31st December, 2001 was about HK$105.4 million.

(Page 3)

Terms of the promissory note

The principal terms of the promissory note are set out below:

Issuer:	Clever Basin, a wholly owned subsidiary of China Land
Principal amount:	HK$365 million
Interest:	HIBOR rate plus 2% per annum
Maturity:	The fifth anniversary of the date of issue of the promissory note, being the date of completion of the third sale and purchase agreement.
Security:	The promissory note is to be secured by mortgages of the entire issued share capital of, and the shareholder's loan to Makerston and its subsidiaries, including the mortgage of the 95% interest in Beijing Harbour Plaza Co., immediately after completion of the third sale and purchase agreement.
Guarantee:	The promissory note will not be guaranteed by any third party.
Transferability:	There is no restriction to the transfer of the promissory note by Hutchison Hotels Holdings.
Listing:	No listing will be sought for the promissory note.

Conditions of the transactions

Completion of the subscription agreement, the placing agreement and the first and second sale and purchase agreements is conditional upon the following conditions being fulfilled or, where permitted, waived:

(a) the approval by shareholders or independent shareholders, as the case may be, of China Land of the subscription agreement, the first, second and third sale and purchase agreements and the placing agreement and the transactions contemplated under each of the aforesaid agreements;

(b) the approval by independent shareholders of Ananda Wing On of the subscription agreement, the first sale and purchase agreement and the transactions contemplated thereunder;

(c) the approval by independent shareholders of China Strategic of the second sale and purchase agreement and the transactions contemplated thereunder;

(d) confirmation by the Takeovers Executive that the issue of subscription shares and consideration shares to Ananda Wing On will not of itself give rise to a mandatory general offer obligation; or alternatively, that the Takeovers Executive waives the request of Takeovers Code to make a mandatory general offer;

(e) the Listing Committee of the Stock Exchange granting, subject to the usual conditions of allotment, a listing of, and permission to deal in, the subscription shares, the consideration shares and the placing shares;

(f) all other consents, if any, of the Stock Exchange and, or, the SFC and, or, any other relevant governmental or regulatory authorities and other relevant third parties, including but not limited to the approval of the subscription agreement and the first sale and purchase agreement by the shareholders of China Strategic or other parties to the respective agreements, which are necessary and essential for the entering into and the implementation of each of the subscription agreement, the first, second and third sale and purchase agreements and the placing agreement and all transactions contemplated thereunder having been obtained;

(g) the approval by shareholders of China Land to increase the authorised share capital of China Land;

(h) the Bermuda Monetary Authority having approved the issue of the subscription shares, the consideration shares and the placing shares and the increase in authorised share capital of China Land, if necessary; and

(i) simultaneous completion of each of the other agreements.

If the conditions for any of the subscription agreement, the placing agreement and the first and second sale and purchase agreements have not been fulfilled on or before 5:00 pm on 31st October, 2002 or such later date as may be agreed between the parties thereto, that agreement shall lapse. Any waiver of any condition to any agreement must be agreed by the parties to that agreement.

Under condition (d) as stated above, if either such confirmation or waiver is not obtained, the subscription agreement, the placing agreement and the first, second and third sale and purchase agreements will not proceed.

In addition, Ananda Wing On has issued a convertible note to China Enterprises and has entered into subscription agreements dated 31st May, 2002. Upon full conversion of the outstanding convertible note and after completion of the prescribed subscriptions, and on the basis of no other issue of shares, China Enterprises' shareholding in Ananda Wing On will further increase to approximately 38.4%.

INCREASE IN AUTHORISED SHARE CAPITAL

In order to enable the issue of the subscription shares, the consideration shares and the placing shares and to facilitate future expansion, China Land proposes to increase its authorised share capital from US$60 million to US$380 million by the creation of 16,000,000,000 shares of US$0.02 each.

The proposed increase in authorised share capital is conditional on, among other things, the passing of the necessary resolution by the shareholders of China Land at the special general meeting to approve the increase in authorised share capital.

NATURE OF BUSINESS OF CHINA STRATEGIC

China Strategic is incorporated in Hong Kong with limited liability and its shares are listed on the Stock Exchange. China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructure projects.

The following is a summary of audited consolidated results of China Strategic for the two years ended 31st December, 2001:

	2001 *HK$ million*	2000 *HK$ million*
Turnover	3,234.4	3,158.1
Loss before taxation	592.7	724.1
Taxation	6.0	6.6
Loss after taxation	598.7	730.7

The consolidated net tangible assets of China Strategic was about HK$2,188 million as at 31st December, 2001.

NATURE OF BUSINESS OF CHINA LAND

China Land is incorporated in Bermuda with limited liability and its shares are listed on the Stock Exchange. China Land is an investment holding company and the subsidiaries of which are principally engaged in the business of property trading and development, hotel operations and toll road development.

The following is a summary of audited consolidated results of China Land for the two years ended 31st December, 2001:

	2001 *HK$ million*	2000 *HK$ million*
Turnover	114.9	69.7
Loss before taxation	393.8	584.0
Taxation	(0.1)	(1.2)
Loss after taxation	393.7	582.8

The consolidated net tangible assets of China Land was about HK$635 million as at 31st December, 2001.

NATURE OF BUSINESS OF ANANDA WING ON

Ananda Wing On is incorporated in Bermuda with limited liability and its shares are listed on the Stock Exchange. Ananda Wing On is an investment holding company and the subsidiaries of which are principally engaged in the business of providing package tours, travel, transportation and other related services.

REASONS FOR THE PROPOSED ACQUISITIONS

The directors of Ananda Wing On and China Strategic consider the investment and operation of hotel business would be managed more effectively under a separate listed company with expertise in this area of business. They also consider that China Land currently has a hotel operation in Guangzhou, namely

EXPECTED DATE OF COMPLETION

Three business days after the satisfaction, or waiver, of all conditions precedent by the relevant parties or such later date as agreed between the parties to the respective agreements.

TAKEOVERS CODE IMPLICATION

Under rule 26 of the Takeovers Code, upon completion of the subscription agreement and the first sale and purchase agreement, Ananda Wing On and parties acting in concert with it would be obliged to make a mandatory general offer for all the issued shares in China Land other than those already owned or agreed to be acquired by Ananda Wing On and parties acting in concert with it. Completion of the subscription agreement and the first sale and purchase agreement will result in Ananda Wing On holding about 33.6% of the issued share capital of China Land as enlarged by the subscription shares, the placing shares and the consideration shares.

An application will be made by Ananda Wing On to the Takeovers Executive to grant a waiver to Ananda Wing On from the requirements of the Takeovers Code to make a mandatory general offer to the shareholders of China Land. If such waiver is not obtained, the subscription agreement, the placing agreement and the first, second and third sale and purchase agreements will not proceed.

CIRCULARS AND GENERAL MEETINGS

China Land

The subscription of shares in China Land by Ananda Wing On and the acquisition of the entire issued share capital of, and the shareholder's loan to Shropshire from Ananda Wing On constitute connected transactions for China Land under the Listing Rules since Ananda Wing On is an associate of the controlling shareholder of China Land. The acquisition of the entire issued share capital of, and the shareholder's loan to Shropshire together with the acquisitions of Beijing Harbour Plaza Hotel through the acquisition of the entire issued share capital of, and the shareholder's loan to Makerston Limited by China Land from Hutchison Hotels Holdings and Best Western Rosedale on the Park through the acquisition of the entire issued share capital of, and the shareholder's loan of Rosedale Hotel Group by China Land from Paul Y. - ITC constitute major transactions for China Land under the Listing Rules. These transactions together with the placing agreement, proposed increase in authorised share capital, proposed change of name and the grant to the directors of the general mandates to issue and repurchase shares are all subject to approval by shareholders of China Land. The controlling shareholder of China Land and its associates shall abstain from voting on the resolutions regarding the subscription agreement, placing agreement and the first, second and third sale and purchase agreements at the special general meeting.

Accordingly, a circular containing, among other things, details of these transactions will be despatched to the shareholders of China Land as soon as practicable. An independent financial adviser will be appointed to advise an independent committee of the board of directors of China Land on the fairness and reasonableness of the subscription under the subscription agreement, the placing agreement and the acquisitions under the first, second and third sale and purchase agreements.

Ananda Wing On

The disposal of Ananda Wing On's entire interest in Shropshire and the subscription of shares in China Land under the subscription agreement constitute discloseable and connected transactions for Ananda Wing On under the Listing Rules since China Land is a subsidiary of an indirect controlling shareholder of Ananda Wing On. The controlling shareholder of Ananda Wing On and its associates shall abstain from voting on the resolutions regarding the subscription agreement and the disposal under the first sale and purchase agreement. Accordingly, a circular containing, among other things, details of these transactions will be despatched to the shareholders of Ananda Wing On as soon as practicable. An independent financial adviser will be appointed to advise an independent committee of the board of directors of Ananda Wing On on the fairness and reasonableness of the subscription agreement and the disposal under the first sale and purchase agreement.

China Strategic

The acquisition of Best Western Rosedale on the Park through the acquisition of Rosedale Hotel Group by China Land from Paul Y. - ITC constitutes a connected transaction for China Strategic under the Listing Rules since Paul Y. - ITC is a substantial shareholder of China Strategic and China Land is a

the increase in authorised share capital of China Land, if necessary; and

(i) simultaneous completion of each of the other agreements.

If the conditions for any of the subscription agreement, the placing agreement and the first and second sale and purchase agreements have not been fulfilled on or before 5:00 pm on 31st October, 2002 or such later date as may be agreed between the parties thereto, that agreement shall lapse. Any waiver of any condition to any agreement must be agreed by the parties to that agreement.

Under condition (d) as stated above, if either such confirmation or waiver is not obtained, the subscription agreement, the placing agreement and the first, second and third sale and purchase agreements will not proceed.

As regards the conditions precedent for the completion of the third sale and purchase agreement, please refer to the sub-paragraph headed "Assets to be acquired and consideration" in the paragraph headed "The third sale and purchase agreement". If the conditions for the third sale and purchase agreement are not fulfilled on or before 31st October, 2002 or such later date as may be agreed between the parties thereto, the third sale and purchase agreement shall lapse.

Under the Listing Rules, the subscription agreement, the placing agreement and the first, second and third sale and purchase agreements are subject to the independent shareholders' approval of China Land.

Under the Listing Rules, the subscription agreement and the first sale and purchase agreement is subject to the independent shareholders' approval of Ananda Wing On.

Under the Listing Rules, the first, second and third sale and purchase agreements are subject to the independent shareholders' approval of China Strategic.

Details of the above approvals will be set out in their respective circulars.

Shareholding structure of China Land

The following charts summarise the shareholding structure of China Land before and after the completion of the subscription agreement, the placing agreement and the first, second and third sale and purchase agreements.

Immediately before the completion of the subscription agreement, the placing agreement and the first, second and third sale and purchase agreements.


Paul Y. - ITC*
14.55%
Public shareholders
China Strategic*
34.4%
65.6%
55.2%
China Land*
China Enterprises Limited**
34.5%
Ananda Wing On*

Immediately after the completion of the subscription agreement, the placing agreement and the first, second and third sale and purchase agreements


Paul Y. - ITC*
14.55%
Public shareholders
China Strategic*
44.4%
22.0%
55.2%
China Enterprises Limited**
34.5%
Ananda Wing On*
33.6%
China Land*

* Listed on the Hong Kong Stock Exchange.
** Listed on the New York Stock Exchange.

Ananda Wing On is incorporated in Bermuda with limited liability and its shares are listed on the Stock Exchange. Ananda Wing On is an investment holding company and the subsidiaries of which are principally engaged in the business of providing package tours, travel, transportation and other related services.

REASONS FOR THE PROPOSED ACQUISITIONS

The directors of Ananda Wing On and China Strategic consider the investment and operation of hotel business would be managed more effectively under a separate listed company with expertise in this area of business. They also consider that China Land currently has a hotel operation in Guangzhou, namely Rosedale Hotel & Suites ■ Guangzhou, which has been under its management since 1992. Accordingly, the hotel interests currently held by China Strategic and its associates and substantial shareholders are proposed to be held under China Land, which upon completion of the proposals as described in this announcement, will focus its activities on hotel operations and investments and other leisure-related businesses. With China's accession to World Trade Organisation and Beijing's hosting of the 2008 Olympic Games, the directors of China Strategic, Ananda Wing On and China Land believe that the hotel and other leisure-related businesses in Hong Kong and the PRC has considerable potential. The directors of China Land also consider through the acquisition of further hotel properties it will be able to improve the operating efficiencies and occupancy rates of the hotel portfolio as a whole through better utilization of resources. The board of China Land is currently made up of eight directors, comprising six executive directors and two independent non-executive directors. At present, China Land has the intention to appoint directors with experiences in the management of hotel and other leisure-related businesses. A further announcement will be made as and when there is a change in the board of China Land. China Land has no present plans for the disposal or the cessation of its existing businesses, other than the hotel businesses. However, China Land would consider the realisation of its investments, if suitable opportunities to do so arise.

The Stock Exchange will also closely monitor all future acquisitions or disposals of assets by China Land and Ananda Wing On. The Stock Exchange has indicated that it has the discretion to require China Land and Ananda Wing On to issue a circular to its respective shareholders irrespective of the size of any proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of China Land and Ananda Wing On. The Stock Exchange also has the power to aggregate a series of transactions of China Land and Ananda Wing On and any such transactions may result in China Land and Ananda Wing On being treated as if they were new listing applicants.

GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the special general meeting, an ordinary resolution will be proposed to the shareholders of China Land to grant to the directors of China Land, a general mandate to allot, issue and deal with shares up to a maximum of 20% of the aggregate nominal amount of the issued share capital of China Land in order to increase flexibility for raising capital to facilitate future expansion of the China Land group as the directors of China Land consider appropriate. It is also intended that an ordinary resolution will be put to the shareholders of China Land at the special general meeting granting the directors a general mandate authorising the repurchase by China Land on the Stock Exchange of up to 10% of the issued share capital of China Land as enlarged by the issue of the subscription shares, the placing shares and the consideration shares (the "repurchase mandate"). The repurchase mandate will remain effective until the earliest of (i) the conclusion of next annual general meeting of China Land or (ii) revocation by an ordinary resolution of the shareholders of China Land in general meeting or (iii) the expiration of the period within which the next annual general meeting of China Land is required to be held pursuant to the Bye-Laws of China Land or any applicable law.

CHANGE OF NAME OF CHINA LAND

A special resolution will be proposed at the special general meeting that subject to the completion of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements and the approval of the Registrar of Companies in Bermuda, the name of China Land will be changed in order to reflect the principal business of China Land in hotel operations and investments and other leisure-related businesses after the proposals. A further announcement will be made on the proposed change of the new company name of China Land as soon as practicable.

agreement. Accordingly, a circular containing, among other things, details of these transactions will be despatched to the shareholders of Ananda Wing On as soon as practicable. An independent financial adviser will be appointed to advise an independent committee of the board of directors of Ananda Wing On on the fairness and reasonableness of the subscription agreement and the disposal under the first sale and purchase agreement.

China Strategic

The acquisition of Best Western Rosedale on the Park through the acquisition of Rosedale Hotel Group by China Land from Paul Y. - ITC constitutes a connected transaction for China Strategic under the Listing Rules since Paul Y.- ITC is a substantial shareholder of China Strategic and China Land is a subsidiary of China Strategic. The deemed disposal of China Land as a result of the subscription agreement constitutes a discloseable transaction for China Strategic under the Listing Rules. The first, second and third sale and purchase agreements constitute major transactions for China Strategic under the Listing Rules. A circular containing, among other things, details of these transactions will be despatched to the shareholders of China Strategic as soon as practicable. Paul Y. - ITC and its associates shall abstain from voting on the resolution regarding the acquisitions under the first, second and third sale and purchase agreements. An independent financial adviser will be appointed to advise an independent committee of the board of directors of China Strategic on the fairness and reasonableness of the acquisitions under the first, second and third sale and purchase agreements.

General

Application will be made by China Land to the Stock Exchange for the listing of, and permission to deal in, the subscription shares, the consideration shares and the placing shares. Trading in the shares of China Land and Ananda Wing On; and China Strategic were suspended temporarily at the request of China Land and Ananda Wing On; and China Strategic from 9:30 a.m. and 10:00 a.m. respectively on Tuesday, 23rd July, 2002 pending the publication of this announcement. Application will be made to the Stock Exchange for the resumption of trading in the shares, with effect from 9:30 a.m. on Monday, 29th July, 2002.

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Lien Kait Long
Executive director

By Order of the Board
CHINA LAND GROUP LIMITED
Chan Kwok Hung
Chairman

By Order of the Board
ANANDA WING ON TRAVEL (HOLDINGS) LIMITED
Lui Siu Tsuen, Richard
Executive director

Hong Kong, 26th July, 2002

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Land and Ananda Wing On and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Land and Ananda Wing On have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Land jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Strategic and Ananda Wing On and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Strategic and Ananda Wing On have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Ananda Wing On jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Strategic and China Land and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Strategic and China Land have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

File No. 82-3596

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 | Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 | Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kwoloon
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
23 -07- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 29649

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment ~~/ Change of particulars~~ 委任／更改資料

(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Director	22	07	2002

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Chan (陳)	Ling, Eva (玲)

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: 1301, Block 34, Heng Fa Chuen, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G559728(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes __0__ Continuation Sheet A and __0__ Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名 : [signature]

(Name 姓名) : (Lien Kait Long) Date 日期 : 22nd July, 2002

Director (董事)

** Delete whichever does not apply 請刪去不適用者*

Companies Registry
公司註冊處

Form 表格 D3

Consent to7 Act as a Director
出任董事職位同意書

Company Number 公司編號

29649

Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

I, Chan Ling, Eva **consent to act as a Director of the above company**
本人 同意出任上述公司的董事一職，

with effect from 22nd July, 2002 **, and confirm that I have attained the age of 18 years*.**
生效日期爲 ,並確認本人已年滿十八歲*。

Signed 簽名：

Date 日期： 22nd July, 2002

** Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

收件日期 RECEIVED
23 -07- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Specification No.1/97
指明編號第 1/97 號

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE

If you are in any doubt *about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities,* bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

This circular is addressed to the shareholders and holders of share options of the Company in connection with the EGM of the Company to be held on 7 August, 2002. This circular is not and does not constitute an offer of, nor is it intended to invite offers for, shares in or other securities of the Company.

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

PROPOSED RIGHTS ISSUE
OF NOT LESS THAN 276,489,471 SHARES OF HK$0.10 EACH
AT HK$0.15 PER RIGHTS SHARE
ON THE BASIS OF ONE RIGHTS SHARE
FOR EVERY TWO EXISTING SHARES HELD
WITH BONUS ISSUE OF WARRANTS
AND
GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES

Underwriters

BNP PARIBAS PEREGRINE **Kingston Securities Limited**

The Underwriters reserve the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by BNP Paribas Peregrine Securities Limited ("BNP") (for itself and on behalf of Kingston Securities Limited ("Kingston")) by giving a notice in writing to the Company at any time prior to 9:00 a.m. on the third Business Day following the last day for acceptance of the Rights Issue if:

(a) the occurrence of the following events would, in the reasonable opinion of BNP (for itself and on behalf of Kingston), materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or otherwise makes it inexpedient or inadvisable for the Company or the Underwriters to proceed with the Rights Issue:

  (i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever;

  (ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date of the Underwriting Agreement) of a political, military, financial, regulatory, economic, currency or other nature (whether or not sui generis with any of the foregoing or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict); or

  (iii) the occurrence of any change in market conditions, taxation or exchange control or combination of circumstances in Hong Kong (including without limitation suspension or material restriction on trading in securities); or

(b) the Underwriters shall receive notification by the Company when become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given, untrue or inaccurate or would be untrue or inaccurate if repeated; or

(c) any change occurs in the circumstances of the Company or any member of the Group which would materially and adversely affect the business, financial or trading position or prospects of the Group as a whole; or

(d) the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement; or

(e) the occurrence of any event, or series of events, beyond the reasonable control of the Underwriters (including, without limitation, acts of government, strike, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God or interruption or delay in transportation) which in the reasonable opinion of BNP (for itself and on behalf of Kingston) has or would have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Rights Issue or pursuant to the underwriting thereof.

If BNP Paribas Peregrine Securities Limited (for itself and on behalf of Kingston Securities Limited) terminates the Underwriting Agreement, then the Rights Issue with the Bonus Issue will not proceed.

It should be noted that existing Shares will be dealt with on an ex-rights basis from Friday, 2 August, 2002. Rights Shares will be dealt with in their nil-paid form from Friday, 9 August, 2002 to Friday, 16 August, 2002 (both dates inclusive). If BNP Paribas Peregrine Securities Limited (for itself and on behalf of Kingston Securities Limited) terminates the Underwriting Agreement (see "Force majeure and termination of the Underwriting Agreement" on page 4 of this circular) or any of the conditions of the Rights Issue (see "Conditions of the Rights Issue" on page 16 of this circular) cannot be fulfilled, the Rights Issue will not proceed. Any dealing in the Shares or the Rights Shares in their nil-paid form is accordingly at the investors' own risk. If in any doubt, investors should consider obtaining professional advice on this.

A notice convening the EGM to be held at 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong at 10:30 a.m. on 7 August, 2002 is set out on pages 34 to 38 of this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and deposit with Standard Registrars Limited at 5 Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you wish.

22 July, 2002

CONTENTS

EXPECTED TIMETABLE

	Year 2002
Last day of dealings in Shares on a cum-rights basis	Thursday, 1 August
Commencement of dealings in Shares on an ex-rights basis	Friday, 2 August
Latest time for lodging proxy form for EGM	10:30 a.m. on Monday, 5 August
Latest time for lodging transfer of Shares or exercise of subscription rights attaching to the outstanding Share Options in order to be entitled to the Rights Issue	4:00 p.m. on Monday, 5 August
Register of members closed (both dates inclusive)	Tuesday, 6 August to Wednesday, 7 August
Expected date of the EGM	10:30 a.m. on Wednesday, 7 August
Record Date for the Rights Issue	Wednesday, 7 August
Despatch of the Prospectus Documents	Wednesday, 7 August
Register of members re-open	Thursday, 8 August
First day of dealings in nil-paid Rights Shares	Friday, 9 August
Latest time for splitting nil-paid Rights Shares	Tuesday, 13 August
Last day of dealings in nil-paid Rights Shares	Friday, 16 August
Latest time for payment and acceptance of the Rights Shares (and to qualify for the Bonus Issue)	4:00 p.m. on Wednesday, 21 August
Underwriting Agreement becomes unconditional	9:00 a.m. on Monday, 26 August
Announcement of result of acceptance appear on newspapers	Monday, 26 August
Despatch of refund cheques in respect of unsuccessful or partially unsuccessful excess applications	Tuesday, 27 August
Despatch of certificates for Rights Shares and Bonus Warrants	Tuesday, 27 August
Dealing in fully-paid Rights Shares and Bonus Warrants commence	Thursday, 29 August

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular, and confirm having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts, the omission of which would make any statement contained herein misleading insofar as it relates to the Company.

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Announcement"	the announcement dated 15 July, 2002 made by the Company in relation to the Rights Issue with the Bonus Issue
"Associate"	shall have the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Bonus Issue"	the issue of Bonus Warrants to the first registered holders of the Rights Shares on the basis of three units of subscription rights for every five Rights Shares taken up
"Bonus Warrants"	warrants with subscription rights in units of HK$0.16 each in the amount of not more than HK$26,561,073.12 which entitle the holder thereof to subscribe Shares at an initial subscription price of HK$0.16 per Share, subject to adjustment, exercisable at any time from the first day of dealing in the Bonus Warrants on the Stock Exchange and ending on 31 December, 2003 (both dates inclusive)
"Business Day"	a day on which banks in Hong Kong are generally open for business (other than a Saturday and any day on which a tropical cyclone warning No. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a "black" rainstorm warning signal is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon)
"Calisan"	Calisan Developments Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly owned by Paul Y. - ITC Construction Holdings Limited, a company of which the securities are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles, the chairman and chief executive officer of the Company, is deemed to be interested in 42.6% of its interest
"CCASS"	The Central Clearing and Settlement System established and operated by HKSCC
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability which Shares are listed on the Stock Exchange

"Directors"	the Directors of the Company
"EGM"	extraordinary general meeting of the Company to be convened at 7/F, Paul Y. Centre , 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Wednesday, 7 August, 2002 at 10:30 a.m. to approve, amongst other things, the Rights Issue with the Bonus Issue
"General Mandate"	the general mandate proposed to be adopted by the Company, details of which are set out in the section headed "General Mandate and Repurchase Mandate" in the Letter from the Board in this circular
"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	19 July, 2002, being the last practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue with the Bonus Issue
"Prospectus Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Qualifying Shareholder(s)"	the Shareholder(s), other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company on the Record Date
"Record Date"	7 August, 2002, 4:00 p.m. (Hong Kong time) for the determination of the entitlements for the provisional allotment of the nil-paid Rights Share under the Rights Issue

"Repurchase Mandate"	the repurchase mandate proposed to be adopted by the Company, details of which are set out in the section headed "General Mandate and Repurchase Mandate" in the Letter from the Board in this circular
"Rights Issue"	the rights issue of one Rights Share for every two existing Shares held as described in this circular
"Rights Share(s)"	new Share(s) to be issued under the Rights Issue
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Share Option(s)"	option(s) to subscribe for Share(s) granted by the Company under its share option scheme adopted on 20 July, 1992
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholders"	Well Orient and Calisan
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriters"	BNP Paribas Peregrine Securities Limited and Kingston Securities Limited
"Underwriting Agreement"	the underwriting agreement dated 15 July, 2002 entered into between the Company, the Underwriters, the Substantial Shareholders and Mr. Lien Kait Long
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by Hanny Holdings Limited, a company of which the shares are listed on the Stock Exchange and its substantial shareholder (as defined in the Securities (Disclosure of Interests) Ordinance) is Dr. Chan Kwok Keung, Charles (holding 27.73% interest in Hanny Holdings Limited), who is the chairman and chief executive officer of the Company

FORCE MAJEURE AND TERMINATION OF THE UNDERWRITING AGREEMENT

The Underwriters reserve the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by BNP Paribas Peregrine Securities Limited ("BNP") (for itself and on behalf of Kingston Securities Limited ("Kingston")) by giving a notice in writing to the Company at any time prior to 9:00 a.m. on the third Business Day following the last day for acceptance of the Rights Issue if:

(a) the occurrence of the following events would, in the reasonable opinion of BNP (for itself and on behalf of Kingston), materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or otherwise makes it inexpedient or inadvisable for the Company or the Underwriters to proceed with the Rights Issue:

(i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever;

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date of the Underwriting Agreement) of a political, military, financial, regulatory, economic, currency or other nature (whether or not sui generis with any of the foregoing or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict); or

(iii) the occurrence of any change in market conditions, taxation or exchange control or combination of circumstances in Hong Kong (including without limitation suspension or material restriction on trading in securities); or

(b) the Underwriters shall receive notification by the Company when become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given, untrue or inaccurate or would be untrue or inaccurate if repeated; or

(c) any change occurs in the circumstances of the Company or any member of the Group which would materially and adversely affect the business, financial or trading position or prospects of the Group as a whole; or

(d) the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement; or

(e) the occurrence of any event, or series of events, beyond the reasonable control of the Underwriters (including, without limitation, acts of government, strike, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God or interruption or delay in transportation) which in the reasonable opinion of BNP (for itself and on behalf of Kingston) has or would have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Rights Issue or pursuant to the underwriting thereof.

If BNP (for itself and on behalf of Kingston) terminates the Underwriting Agreement, then the Rights Issue with the Bonus Issue will not proceed.

It should be noted that existing Shares will be dealt with on an ex-rights basis from Friday, 2 August, 2002. Rights Shares will be dealt with in their nil-paid form from Friday, 9 August, 2002 to Friday, 16 August, 2002 (both dates inclusive). If BNP (for itself and on behalf of Kingston) terminates the Underwriting Agreement or any of the conditions of the Rights Issue (see "Conditions of the Rights Issue" on page 16 of this circular) cannot be fulfilled, the Rights Issue will not proceed. Any dealing in the Shares or the Rights Shares in their nil-paid form is accordingly at the investors' own risk. If in any doubt, investors should consider obtaining professional advice on this.

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Chan Kwok Keung, Charles
(Chairman and Chief Executive Officer)
Yap, Allan *(Vice Chairman)*
Chau Mei Wah, Rosanna
Lien Kait Long
Li Wa Kin

Alternative Directors:
Chan Kwok Hung
(Alternate to Chan Kwok Keung, Charles)
Lui Siu Tsuen, Richard
(Alternate to Yap, Allan)
Lau Ko Yuen, Tom
(Alternate to Chau Mei Wah, Rosanna)

Independent Non-Executive Directors:
David Edwin Bussmann
Choy Hok Man, Constance

Registered Office:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

22 July, 2002

To the Shareholders and the holders of Share Options

Dear Sir or Madam,

**PROPOSED RIGHTS ISSUE
OF NOT LESS THAN 276,489,471 SHARES OF HK$0.10 EACH
AT HK$0.15 PER RIGHTS SHARE
ON THE BASIS OF ONE RIGHTS SHARE
FOR EVERY TWO EXISTING SHARES HELD
WITH BONUS ISSUE OF WARRANTS
AND
GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES**

INTRODUCTION

It was announced on 15 July, 2002 that the Company proposes to raise net proceeds of approximately HK$40 million by issuing not less than 276,489,471 Rights Shares (but not more

than 276,677,846 Rights Shares assuming full exercise of the outstanding Share Options) at a price of HK$0.15 per Rights Share with the Bonus Issue. The Company will provisionally allot one Rights Share in nil-paid form for every two existing Shares held by Qualifying Shareholders on the Record Date. The Company will also allot and issue three Bonus Warrants with an initial subscription price of HK$0.16 for every five Rights Shares taken up. The Rights Issue is not available to Overseas Shareholders.

The purpose of this circular is to give you further information on, inter alia, the Rights Issue with the Bonus Issue, the General Mandate and the Repurchase Mandate as well as setting out the notice convening the EGM.

BNP Paribas Peregrine Securities Limited and Kingston Securities Limited are the underwriters in connection with the Rights Issue.

RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue:	one Rights Share for every two existing Shares held on the Record Date with three Bonus Warrant with initial subscription price of HK$0.16 each for every five Rights Shares taken up
Number of existing Shares in issue:	552,978,942 Shares (as at the date hereof)
Number of Rights Shares:	not less than 276,489,471 Rights Shares and not more than 276,677,846 Rights Shares
Outstanding Share Options:	as at Latest Practicable Date, outstanding Share Options granted under Company's share option scheme adopted on 20 July, 1992 entitling the holders thereof to subscribe for 376,750 Shares
Maximum number of Rights Shares:	assuming exercise in full of the outstanding Share Options on or before the Record Date, a total of 376,750 Shares and an additional 188,375 Rights Shares will be issued. The maximum number of Rights Shares to be issued will be 276,677,846, representing approximately 50.0% of the existing issued share capital of the Company and approximately 33.3% of the enlarged issued share capital of the Company upon completion of the Rights Issue and full exercise of the outstanding Share Options

Underwriting of Rights Shares:	up to 196,237,530 Rights Shares (excluded 80,440,316 Rights Shares undertaken to be subscribed by the Substantial Shareholders and Mr. Lien Kait Long) are fully underwritten by the Underwriters severally in the proportion of 50% by BNP Paribas Peregrine Securities Limited and 50% by Kingston Securities Limited
Amount of Bonus Warrants:	units of subscription rights with initial subscription price of HK$0.16 each of the subscription rights up to a maximum amount of HK$26,561,073.12

Qualifying Shareholders

The Company will send provisional allotment letters and excess application forms to Qualifying Shareholders only.

To qualify for the Rights Issue, the participant must:

1. be registered as a member of the Company on the Record Date; and

2. have an address in Hong Kong on the register of members of the Company.

In order to be registered as members on the Record Date, the transfers of Shares (together with the relevant share certificates) must be lodged with the Company's share registrar by 4:00 p.m. on Monday, 5 August, 2002.

The share registrar of the Company is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. Holders of the outstanding Share Options who wish to participate in the Rights Issue should exercise the subscription rights by 4:00 p.m. on Monday, 5 August, 2002.

The register of members of the Company will be closed from Tuesday, 6 August, 2002 to Wednesday, 7 August, 2002 (both dates inclusive). No transfers of Shares will be registered during this period.

Subscription Price

HK$0.15 per Rights Share, payable in full upon acceptance.

The Subscription Price represents:

1. a discount of approximately 25.7% to the closing price of HK$0.202 per Share as quoted on the Stock Exchange on 15 July, 2002, being the last trading day before the release of the Announcement;

2. a discount of approximately 30.6% to the average closing price of approximately HK$0.216 per Share for the ten trading days up to and including 15 July, 2002, being the last trading day before the release of the Announcement;

3. a discount of approximately 9.6% to the theoretical ex-right price of the Shares of approximately HK$0.166 based on the closing price on the Latest Practicable Date;

4. a discount of approximately 13.8% to the closing price of HK$0.174 per Share quoted on the Stock Exchange as at the Latest Practicable Date; and

5. a discount of approximately 25% to the average closing price of HK$0.2 per Share quoted on the Stock Exchange for the ten trading days up to and including the Latest Practicable Date.

Basis of provisional allotment

One Rights Share in nil-paid form, for every two existing Shares held by the Qualifying Shareholders on the Record Date.

Status of the Rights Shares

When allotted and fully paid, the Rights Shares will rank pari passu with the then existing Shares in all respects. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment and issue of the Rights Shares in their fully-paid form.

Nil-paid Rights Shares are expected to be traded in board lots of 2,500 Shares. Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

Rights of Overseas Shareholders

The Prospectus Documents will not be registered under the securities legislation of any jurisdiction other than Hong Kong. The Company will send the Prospectus to Overseas Shareholders for their information only and will not send them any provisional allotment letters or forms of application for excess Rights Shares. However, Overseas Shareholders are entitled to vote at the EGM.

If a premium, net of expenses, can be obtained, the Company will sell the provisional allotment of Rights Shares which would otherwise have been allotted to Overseas Shareholders once dealings in the nil-paid Rights Shares commence. The proceeds of the sale of the Overseas Shareholders' nil-paid Rights Shares, less expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars. The Company will retain individual sale proceeds of less than HK$100 for its own benefit.

Fractional entitlements

Fractions of Rights Shares in the nil-paid form will not be allotted. The Company will sell any Rights Shares created from the aggregation of fractions of Rights Shares in the nil-paid form (if a premium, net of expenses, can be obtained), and will retain the proceeds.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply for any unsold entitlements of Overseas Shareholders, any unsold Rights Shares created by adding together fractions of Rights Shares and any Rights Shares provisionally allotted but not accepted.

Application for excess Rights Shares may be made by completing the form of application for excess Rights Shares and a separate remittance for the excess Rights Shares. The Board will allocate the excess Rights Shares at their discretion on a fair and equitable basis but preference shall be given to topping-up odd lots to whole board lots.

The Substantial Shareholders and Mr. Lien Kait Long have no intentions to apply for any excess Rights Shares.

Bonus Warrants

Subject to the satisfaction of the conditions of the Rights Issue, Bonus Warrants will be issued to the first registered holders of the Rights Shares on the basis of three units of subscription rights with initial subscription price of HK$0.16 each of the subscription rights for every five Rights Shares taken up under the Rights Issue. The issue of Bonus Warrants will be subject to the approval of the Shareholders at the EGM and the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Bonus Warrants and the Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

Dealing in the Bonus Warrants will be subject to the payment of stamp duty in Hong Kong.

Subscription Price of Bonus Warrants

The initial subscription price of Bonus Warrants of HK$0.16 per Share represents a discount of approximately 20.8% to the closing price of HK$0.202 per Share as quoted on the Stock Exchange on 15 July, 2002, being the last trading day pending the release of the Announcement and a discount of approximately 25.9% to the average closing price per Share of approximately HK$0.216 for the ten trading days up to and including 15 July, 2002, being the last trading day pending the release of the Announcement and a discount of approximately 3.6% to the theoratical ex-rights value of Share of HK$0.166 per Share based on the closing price on the Latest Practicable Date. The discount of the initial subscription price of the Bonus

Warrants to the closing price of the Shares is substantially in line with the discount of the subscription price of the Rights Issue. The Board considers that the initial subscription price of the Bonus Warrants gives an attractive opportunity to the Qualifying Shareholders who take up the Rights Shares to participate in the future growth of the Group.

Subscription period of Bonus Warrants

The subscription period is expected to be from the date on which the listing of the Bonus Warrants commences on the Stock Exchange and ending on 31 December, 2003 (both dates inclusive).

Board lot of Bonus Warrants

The board lot for trading in the Bonus Warrants is proposed to be 35,000 units of subscription rights. However, depending on the entitlement to and acceptance of Rights Shares by those entitled, odd lots of Bonus Warrants may be issued. There is no arrangement for the trading of odd lots of the Bonus Warrants.

Amount of Bonus Warrants

On the basis of not more than 276,677,846 Rights Shares to be issued under the Rights Issue, 166,006,707 Bonus Warrants in units of HK$0.16 each of subscription rights of not more than HK$26,561,073.12 will be issued. The exercise in full of the subscription rights attaching to the Bonus Warrants will result in the issue of not more than 166,006,707 Shares (assuming no adjustment to the subscription price) and, represents approximately 20.0% of issued share capital of the Company as enlarged by the Rights Issue and approximately 16.7% of the issued share capital of the Company as enlarged by the Rights Issue and upon the issue of 166,006,707 Shares by the exercise in full of the subscription rights attaching to the Bonus Warrants. The Bonus Warrants will be issued in registered form and will be traded on the Stock Exchange.

Fractional entitlements to Bonus Warrants will not be issued but will be aggregated and sold for the benefit of the Company. No Bonus Warrants will be issued to Overseas Shareholders.

The Shares to be issued upon exercise of the subscription rights under the Bonus Warrants will rank pari passu in all respects with the then existing Shares on the relevant subscription date other than any dividend or other distributions previously declared or recommended or resolved to be paid or made if the Record Date therefore shall be on or before the relevant subscription date.

Certificates

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares and Bonus Warrants are expected to be posted to the subscribers who have been allotted the relevant Rights Shares on or about Tuesday, 27 August, 2002 at their own risk.

Application for listing

The shares of the Company are listed on the Stock Exchange. There is no other stock exchange on which any part of the securities of the Company is listed or dealt in or which listing or permission to deal is being or proposed to be sought.

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants and the Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants, and the new Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Bonus Warrants on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants, and the new Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Bonus Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants, and the new Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Bonus Warrants on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

There is no arrangement under which future dividends are waived or agreed to be waived.

UNDERWRITING ARRANGEMENT

Underwriting Agreement date:	15 July, 2002
Underwriters:	BNP Paribas Peregrine Securities Limited and Kingston Securities Limited the Underwriters are independent third parties not connected with the Company, directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules)
Number of Rights Shares underwritten:	up to 196,237,530 Rights Shares (excluded 80,440,316 Rights Shares undertaken to be subscribed by the Substantial Shareholders and Mr. Lien Kait Long) are fully underwritten by the Underwriters severally in the proportion of 50% by BNP Paribas Peregrine Securities Limited and 50% by Kingston Securities Limited
Commission:	2.5% of the total issue price of the Rights Shares underwritten by the Underwriters

In the event that none of the provisional allotment of the Rights Shares is accepted by those entitled thereto (other than the Substantial Shareholders and Mr. Lien Kait Long), the Underwriters will be called upon to subscribe for or procure the subscription for all of the Rights Shares, which will be not less than 196,049,155 and not more than 196,237,530 Rights Shares.

Undertakings from the Substantial Shareholders and Mr. Lien Kait Long

As at the Latest Practicable Date, the Substantial Shareholders and Mr. Lien Kait Long are beneficially interested in an aggregate of 160,880,000 Shares and 632 Shares respectively, representing approximately 29.1% and 0.0001% respectively of the existing issued share capital of the Company. Each of the Substantial Shareholders and Mr. Lien Kait Long has given an irrevocable undertaking in favour of the Company to accept and subscribe in full their entitlements to 40,220,000 Rights Shares, 40,220,000 Rights Shares and 316 Rights Shares respectively, representing approximately 14.5%, 14.5% and 0.0001% respectively of the total Rights Shares which will be provisionally allotted to them pursuant to the Rights Issue.

	Immediately before completion of the Rights Issue		Immediately after completion of the Rights Issue (assuming all shareholders have fully subscribed for their entitlements of Rights Shares)*		Immediately after completion of the Rights Issue (assuming no shareholders, other than the Substantial Shareholders and Mr. Lien Kait Long, have subscribed their entitlements of Rights Shares)*		Upon completion of the Rights Issue (assuming all shareholders have fully subscribed for their entitlements of Rights Shares) and after the Bonus Warrants are exercised in full*	
	Shares	%	*Shares*	%	*Shares*	%	*Shares*	%
Calisan or its nominees	80,440,000	14.5	120,660,000	14.5	120,660,000	14.5	144,792,000	14.5
Well Orient or its nominees	80,440,000	14.5	120,660,000	14.5	120,660,000	14.5	144,792,000	14.5
Sub-total	160,880,000	29.1	241,320,000	29.1	241,320,000	29.1	289,584,000	29.1
Lien Kait Long *(Note)*	632	Negligible	948	Negligible	948	Negligible	1,137	Negligible
Underwriters	—	—	—	—	196,049,155	23.6	—	—
Public	392,098,310	70.9	588,147,465	70.9	392,098,310	47.3	705,776,958	70.9
Total	552,978,942	100.0	829,468,413	100.0	829,468,413	100.0	995,362,095	100.0

Note: Mr. Lien Kait Long is an executive director of the Company.

* *Assuming the outstanding Share Options as at the Latest Practicable Date are not exercised*

Force majeure and termination of the Underwriting Agreement

The Underwriters reserve the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by BNP Paribas Peregrine Securities Limited ("BNP") (for itself and on behalf of Kingston Securities Limited ("Kingston")) by giving a notice in writing to the Company at any time prior to 9:00 a.m. on the third Business Day following the last day for acceptance of the Rights Issue if:

(a) the occurrence of the following events would, in the reasonable opinion of BNP (for itself and on behalf of Kingston), materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or otherwise makes it inexpedient or inadvisable for the Company or the Underwriters to proceed with the Rights Issue:

(i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever;

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date of the Underwriting Agreement) of a political, military, financial, regulatory, economic, currency or other nature (whether or not sui generis with any of the foregoing or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict); or

(iii) the occurrence of any change in market conditions, taxation or exchange control or combination of circumstances in Hong Kong (including without limitation suspension or material restriction on trading in securities); or

(b) the Underwriters shall receive notification by the Company when become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given, untrue or inaccurate or would be untrue or inaccurate if repeated; or

(c) any change occurs in the circumstances of the Company or any member of the Group which would materially and adversely affect the business, financial or trading position or prospects of the Group as a whole; or

(d) the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement; or

(e) **the occurrence of any event, or series of events, beyond the reasonable control of the Underwriters (including, without limitation, acts of government, strike, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God or interruption or delay in transportation) which in the reasonable opinion of BNP (for itself and on behalf of Kingston) has or would have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Rights Issue or pursuant to the underwriting thereof.**

If BNP (for itself and on behalf of Kingston) terminates the Underwriting Agreement, then the Rights Issue with the Bonus Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, amongst other things, the following conditions being fulfilled:

1. the approval of the Rights Issue with the Bonus Issue by the Shareholders at the EGM; and

2. the *Listing Committee of the Stock Exchange granting the listing of, and permission* to deal in, the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants and the Shares that may fall to be issued upon the exercise of the Bonus Warrants.

REASONS OF THE RIGHTS ISSUE AND USE OF PROCEEDS

The Company intends to use the net proceeds of the Rights Issue of approximately HK$40 million for partial payment of compensation fees to be paid by the Company for levying the land which is adjacent to the eastern side of Beijing Capital Airport. The Company is the developer to develop the site under a cooperative development agreement dated 18 August, 2001 entered into between the Company and the People's Government of Liqiao Township. The Company currently intends to develop an industrial park which includes warehouses and light industrial buildings on part of the site.

Following the previously proposed rights issue of the Company as announced on 14 March, 2002 which did not proceed, the Directors continue to believe that it is in the best interests of the Company and its Shareholders to enlarge the capital base of the Company through the Rights Issue with the Bonus Issue. The Directors believe that the Rights Issue remains a good means by which the Company can raise funds in the market and enlarge the capital base of the Company. The enlarged capital base will support the continuing development of the Company's existing business activities so as to enhance the Group's income stream and earnings base. After considering different forms of fund raising alternatives, the Directors believe that the Rights Issue will allow all Qualifying Shareholders to participate in the growth of the Company.

ADJUSTMENTS IN RELATION TO EXERCISE PRICE OF THE SHARE OPTIONS

Pursuant to the share option scheme of the Company adopted on 20 July, 1992, as at Latest Practicable Date, the Company has outstanding Share Options to subscribe for up to an aggregate of 376,750 Shares, at subscription prices from HK$3.44 to HK$6.06 per Share (both number and subscription price are subject to adjustments). The issuance of the Rights Shares will cause an adjustment to the subscription price and the number of Shares to be issued under the Share Options.

As to an adjustment to the number of Shares to be issued and the subscription price in respect of the Share Options, the Company will instruct its auditors to review and certify the basis of such adjustments as soon as practicable. Details of the adjusted subscription price will be announced as soon as practicable.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 6 August, 2002 to Wednesday, 7 August, 2002, both dates inclusive. No transfers of Shares will be registered during this period.

BUSINESS REVIEW AND PROSPECTS

Having achieved a gross domestic productivity of approximately 7.3% in 2001, the PRC is expected to continue to maintain the same economic growth momentum. At the same time, PRC's accession into the World Trade Organisation, its success in winning the bid for the 2008 Olympic Games and the recent reduction in the domestic interest rate should be highly beneficial to our existing business operations in the PRC. The Group will continue to solidify and focus on expanding its strategic lead in PRC's tire manufacturing, property and infrastructure operations. With PRC's high growth potential and an expected recovery of the economies of Southeast Asian countries in the near term, the Group is actively looking for new investment opportunities in the region especially in the PRC, to diversify operations into new markets and industries and continue to provide long term value to Shareholders. The Group's turnover for the year ended 31 December, 2001 totalled HK$3.234 billion, representing an increase of 2.4% from HK$3.158 billion over the last year. The revenue generated from newspaper publication and from the trading of Chinese and western pharmaceutical products had become new sources of income for the Group during year 2001.

The Company's audited consolidated loss attributable to Shareholders for the year ended 31 December, 2001 amounted to HK$598.7 million, representing a decrease of approximately 18% from HK$730.7 million recorded in last year. The losses incurred was mainly attributable to the impairment loss made for revaluation deficits of the toll highway, investment properties and diminution in value of properties and investment securities totalling HK$520 million by the Group. Operating losses suffered by the Group's tire operations, newspaper publication as well as provisions made for the diminution in the value of investments also contributed to the losses.

GENERAL MANDATE AND REPURCHASE MANDATE

At the EGM, ordinary resolutions will be proposed to grant the General Mandate and the Repurchase Mandate.

The General Mandate is to grant to the Directors an authority to allot and issue Shares of not more than 20% of the issued share capital of the Company immediately after completion of the Rights Issue, or if the Rights Issue is not completed, as of the date of the passing of the resolution granting the General Mandate.

Upon completion of the Rights Issue with the Bonus Issue, the Repurchase Mandate is to grant to the Directors an authority to repurchase securities up to 10% of the issued share capital of the Company immediately after completion of the Rights Issue and up to 10% of the total number of the Bonus Warrants. If the Rights Issue with the Bonus Warrant is not completed, the Repurchase Mandate is to grant to the Directors an authority to repurchase Shares up to 10% of the issued share capital of the Company as of the date of the passing of the resolution granting the Repurchase Mandate.

The Board has no immediate plans to issue any Shares or repurchase any securities pursuant to the General Mandate and the Repurchase Mandate respectively. However, the Board considers both mandates to be in the interests of the Company and the Shareholders as a whole. An explanatory statement containing the relevant information on the repurchase of securities of the Company as required by the Listing Rules is contained in appendix II to this circular.

EGM

There is set out on pages 34 to 38 of this circular a notice convening the EGM to be held on 7 August, 2002 at 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, at which ordinary resolutions will be proposed to consider and, if thought fit, to be passed by shareholders of the Company to approve (i) the Rights Issue with Bonus Issue, (ii) the General Mandate, and (iii) the Repurchase Mandate.

You will find enclosed a form of proxy for use at the EGM. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

RECOMMENDATION

The Directors, including independent non-executive directors, consider that the Rights Issue with the Bonus Issue, the General Mandate and the Repurchase Mandate are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that Shareholders vote in favour of the ordinary resolutions numbered 1 to 4 to be proposed at the EGM.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

By Order of the Board
China Strategic Holdings Limited
Lien Kait Long
Executive Director

The Bonus Warrants will be issued subject to and with the benefit of an instrument ("Instrument") executed by the Company by way of deed poll on 7 August, 2002, being the Record Date. The Bonus Warrants shall be in one class in registered form and each Bonus Warrant will rank pari passu in all respects with each other. Assuming and based on the total number of 276,677,846 Rights Shares to be issued on the Record Date, Bonus Warrants in the amount of HK$26,561,073.12 will be issued pursuant to the Bonus Issue.

The Bonus Warrants represent direct obligations of the Company to holders of Bonus Warrants ("Warrantholders") as described in the Instrument and such holders are entitled to exercise the Subscription Rights as described in paragraph 1 below. Save as aforesaid, the Warrentholders do not have any rights to participate in any distributions and/or offers of further securities made by the Company. The following is a summary of the major provisions of the Instrument and of the principal terms and conditions of the Bonus Warrants set out on the Bonus Warrant certificates. Warrantholders will be entitled to the benefit of, be bound by, and be deemed to have notice of all such terms and conditions and of the provisions of the Instrument, copies of which will be available at the registered office for the time being of the Company in Hong Kong.

1. EXERCISE OF SUBSCRIPTION RIGHTS

(a) Each Warrantholder shall have, in respect of the Bonus Warrants of which he/she is the registered holder for the time being, rights ("Subscription Rights") which may be exercised in whole or in part, but not in respect of a fraction of a Share, at any time between 29 August, 2002 (being the date when dealings in the Bonus Warrants on the Stock Exchange are expected to commence) and 31 December, 2003 (both dates inclusive) ("Subscription Period" and the date on which any of the Subscription Rights are duly exercised being called a "Subscription Date") to subscribe in cash the whole or part, in integral multiples of HK$0.16, of the amount stated on the certificate for such Bonus Warrants ("Exercise Moneys") which a Warrantholder is entitled to subscribe for Shares upon exercise of the Subscription Rights represented thereby, for fully-paid Shares at a price of HK$0.16 per Share, subject to adjustment as referred to below ("Subscription Price"). Any Subscription Rights which have not been exercised upon the expiry of the Subscription Period will lapse and thereupon the Bonus Warrants and the Bonus Warrant certificates will cease to be valid for any purpose whatsoever. References in this summary to "Shares" are to the Shares or any shares in the capital of the Company resulting from a sub-division, consolidation or re-classification of the Shares.

(b) Each Bonus Warrant certificate will contain a subscription form ("Subscription Form"). In order to exercise his/her Subscription Rights, a Warrantholder must complete and sign the Subscription Form and deliver the same and the Bonus Warrant certificate to the share registrar for the time being of the Company and such delivery shall constitute an irrevocable commitment by such Warrantholder to exercise such Subscription Rights, together with a remittance for the relevant portion

of the Exercise Moneys, being the amount of the Subscription Price for the Shares in respect of which the Warrantholder is exercising his/her Subscription Rights. In each case, compliance must also be made with any exchange control, fiscal or other laws or regulations applicable for the time being.

(c) No fraction of a Share will be allotted but any balance representing fractions of the Exercise Moneys paid on exercise of the Subscription Rights represented by the Bonus Warrant certificate will be refunded by the Company to the Warrantholder, provided always that, if the Subscription Rights attaching to the Bonus Warrants represented by one or more Bonus Warrant certificates are exercised on the same Subscription Date by the same Warrantholder then, for the purpose of determining whether any (and if so, what) fraction of a Share arises, such Subscription Rights shall be aggregated; and regard shall be made, where applicable, to the provision of Clause 6(C) of the Instrument.

(d) As soon as practicable after the relevant allotment and issue of Shares (and in any event not later than 28 business days after the relevant Subscription Date) there will be issued free of charge to the Warrantholders to whom such allotment has been made upon his exercise of any Subscription Rights:

(i) certificate(s) for the relevant Shares in the name(s) of such Warrantholder(s);

(ii) (if applicable) a balancing Bonus Warrant certificate in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights represented by the relevant Bonus Warrant certificate(s) remaining unexercised; and

(iii) (if applicable) a cheque representing fractions of the Exercise Moneys in respect of the Warrantholder's fractional entitlement to Shares as mentioned in sub-paragraph (c) above.

The certificate(s) for Shares arising on the exercise of Subscription Rights, the balancing Bonus Warrant certificate (if any) and the cheque in respect of fractions of the Exercise Moneys in respect of the Warrantholder's fractional entitlement to Shares (if any) will be sent by ordinary post at the risk of the said Warrantholder(s) to the address of such Warrantholder(s) (or, in the case of a joint holding, to that one of the joint Warrantholders whose name stands first in the register of Warrantholders). If the Company agrees, such certificate(s) and cheque may, by prior arrangement, be retained by the share registrar for the time being of the Company to await collection by the relevant Warrantholder(s).

2. ADJUSTMENTS OF SUBSCRIPTION PRICE

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of, and is subject to, the relevant provisions of the Instrument:

(a) The Subscription Price shall (except as mentioned in sub-paragraphs (b) and (c) below) be adjusted as provided in the Instrument in each of the following cases (but shall however not be adjusted below the nominal value of the Shares until the Subscription Right Reserve (as defined in the Instrument) is maintained pursuant to Clause 6 of the Instrument):

(i) an alteration of the nominal amount of each Share by reason of any consolidation, subdivision or reclassification;

(ii) an issue (other than pursuant to a scrip dividend scheme in lieu of a cash dividend) by the Company of Shares credited as fully paid by way of capitalisation of profits or reserves (including any share premium account or contributed surplus account);

(iii) a capital distribution (as defined in the Instrument) being made by the Company, whether on a reduction of capital or otherwise, except pursuant to a purchase by the Company of Shares, to Shareholders (in their capacity as such);

(iv) a grant by the Company to Shareholders (in their capacity as such) of rights to acquire for cash assets of the Company or any of its subsidiaries;

(v) an offer of new Shares for subscription by way of rights, or a grant of options or warrants to subscribe new Shares, at a price which is less than 90% of the market price (calculated as provided in the Instrument) being made by the Company to existing Shareholders (in their capacity as such);

(vi) an issue wholly for cash being made by the Company or other company of securities convertible into or exchangeable for or carrying rights of subscription for new Shares, if in any case the total Effective Consideration per new Share (as defined in the Instrument) is less than 90% of the market price (calculated as provided in the Instrument), or the conversion, exchange or subscription rights of any such issue are altered so that the said total Effective Consideration is less than 90% of such market price;

(vii) an issue of Shares being made wholly for cash at a price less than 90% of the market price (calculated as provided in the Instrument); and

(viii) a repurchase by the Company of Shares or securities convertible into Shares or any rights to subscribe Shares in circumstances where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(b) Except as mentioned in sub-paragraph (c) below, no such adjustment as is referred to in sub-paragraph (a) above shall be made in respect of:

(i) an issue of fully-paid Shares upon the exercise of any conversion rights attaching to securities convertible into Shares upon the exercise of any rights (including the Subscription Rights) to acquire Shares;

(ii) an issue by the Company of Shares or by the Company or any of its subsidiaries of securities wholly or partly convertible into or carrying rights to acquire Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or business;

(iii) an issue of fully-paid Shares by way of capitalisation of all or part of the Subscription Right Reserve (as defined in the Instrument) (or other profit reserves) to be established in certain circumstances pursuant to the terms and conditions contained in the Instrument (or any similar reserve which has been or may be established pursuant to the terms of issue of any other securities wholly or partly convertible into or rights to acquire Shares);

(iv) an issue of Shares pursuant to a scrip dividend scheme in lieu of a cash dividend where an amount of not less than the nominal amount of the Shares so issued is capitalised and the market value (calculated as provided in the Instrument) of such Shares is not more than 110% of the amount of dividend which holders of Shares could elect to or would otherwise receive in cash; or

(v) an issue by the Company of Shares or by the Company or any of its subsidiaries of securities convertible into or exchangeable for, or carrying rights of subscription for, Shares pursuant to a Share Option Scheme (as defined in the Instrument).

(c) Notwithstanding the provisions referred to in sub-paragraphs (a) and (b) above, in any circumstances where the Directors shall consider that an adjustment to the Subscription Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the said provisions or that an adjustment should take effect on a different date or with a different time from that provided for under the said provisions, the Company may appoint either the Auditors (as defined in the Instrument) or the approved merchant bank (as defined in the Instrument) to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if the

Auditors or the approved merchant bank shall consider this to be the case, the adjustment shall be modified or nullified, or an adjustment made instead of no adjustment, in such manner (including, without limitation, making an adjustment calculated on a different basis) and/or such adjustment shall take effect from such other day and/or time as shall be certified by the Auditors or the approved merchant bank (as the case may be) to be in its opinion, appropriate.

(d) Any adjustment to the Subscription Price shall be made to the nearest one cent (HK$0.005 being rounded up). No adjustment shall be made to the Subscription Price in any case in which the amount by which the same would be reduced would be less than one cent and any adjustment which would otherwise then be required shall not be carried forward. No adjustment shall be made (except on a consolidation of Shares into shares of a larger nominal amount each or upon a repurchase of Shares) which would increase the Subscription Price.

(e) Every adjustment to the Subscription Price shall be certified to be fair and appropriate by the Auditors (as defined in the Instrument) or the approved merchant bank (as defined in the Instrument) and notice of each such adjustment (giving the relevant particulars) shall be given to the warrantholders. In giving any certificate or making any adjustment under the Instrument, the Auditors or the approved merchant bank shall be deemed to be acting as experts and not as arbitrators and in the absence of manifest error, their decision shall be conclusive and binding on the Company and the Warrantholders and all persons claiming through or under them respectively. Any such certificates of the Auditors or the approved merchant bank will be available for inspection by the warrantholders at the principal place of business of the Company in Hong Kong, where copies may be obtained.

3. REGISTERED WARRANTS

The Bonus Warrants are issued in registered form. The Company shall be entitled to treat the registered holder of any Bonus Warrant as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by law, be bound to recognise any equitable or other claim to or interest in such Bonus Warrant on the part of any other person, whether or not it shall have express or other notice thereof.

4. TRANSFER, TRANSMISSION AND REGISTER

(a) The Subscription Rights conferred by the Bonus Warrants shall be transferable in integral multiples of HK$0.16 by instrument of transfer in any usual or common form or such other form as may be approved by the Directors or, where the transferor and/or the transferee is HKSCC Nominees Limited or its successor thereto, by an instrument of transfer executed under the hand of the authorised person(s) or by machine imprinted signature(s). The Company shall accordingly maintain a register

of warrantholders in Hong Kong (or in such other place as the Directors consider appropriate, having regard to applicable rules governing the listing of Bonus Warrants). The Instrument contains provisions relating to the transfer, transmission and registration of the Bonus Warrants.

(b) Persons who own the Bonus Warrants and have not registered the Bonus Warrants in their own names and wish to exercise the Subscription Rights may incur additional costs and expenses in connection with any expedited re-registration of the Bonus Warrants prior to the transfer or exercise of the Bonus Warrants, in particular during the period of commencing 10 business days prior to and including the last day of the Subscription Period.

(c) Since the Bonus Warrants will be admitted to CCASS, so far as applicable laws or regulations of relevant regulatory authorities, terms of the Instrument and circumstances permit, the Company may determine the last dealing day of the Bonus Warrants to be a date at least three business days before the last day of the Subscription Period.

5. CLOSURE OF REGISTER OF WARRANTHOLDERS

The registration of transfers of Bonus Warrants may be suspended and the register of Warrantholders may be closed for such period as the Directors may from time to time direct, provided that the same shall not be closed, or registration may not be suspended, for a period, or for periods together, of more than 30 days in any one year. Any transfer, or exercise of the Subscription Rights attached to the Bonus Warrants made while the register of Warrantholders is so closed shall, as between the Company and the person claiming under the relevant transfer of Bonus Warrants or, as the case may be, as between the Company and the warrantholders who have so exercised their respective Subscription Rights attached to their Bonus Warrants (but not otherwise), be considered as made immediately after the reopening of the register of Warrantholders.

6. PURCHASE AND CANCELLATION

The Company or any of its subsidiaries may at any time purchase the Bonus Warrants:

(a) in the open market or by tender (available to all Warrantholders alike) at any price; or

(b) by private treaty at a price, exclusive of expenses, not exceeding 110% of the closing price of the Bonus Warrants for one or more board lots of Bonus Warrants on the last day on which Bonus Warrants were traded on the Stock Exchange prior to the date of purchase thereof, but not otherwise.

All Bonus Warrants purchased as aforesaid shall be cancelled forthwith and may not be reissued or re-sold.

7. MEETINGS OF WARRANTHOLDERS AND MODIFICATION OF RIGHTS

(a) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by Special Resolution (as defined in the Instrument) of the provisions of the Instrument and/or of the terms and conditions endorsed on the Bonus Warrant certificates. A Special Resolution duly passed at any such meeting shall be binding on the Warrantholders, whether present or not.

(b) All or any of the rights for the time being attached to the Bonus Warrants (including any of the provisions of the Instrument) may from time to time (whether or not the Company is being wound up) be altered or abrogated (including, but without prejudice to the generality thereof, by waiving compliance with, or by waiving or authorising any past or proposed breach of, any of the terms and conditions endorsed on the Bonus Warrant certificates and/or the Instrument) and the prior sanction of a Special Resolution shall be necessary and sufficient to effect such alteration or abrogation.

(c) Where the Warrantholder is a recognised clearing house (within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)) or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy (or proxies) at any Warrantholders' meeting provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number of Bonus Warrants in respect of which each such person is so authorised. The person(s) so authorised shall be entitled to exercise the same power on behalf of the recognised clearing house as that recognised clearing house or its nominee(s) could exercises as if such person were an individual Warrantholder.

8. QUORUM

The quorum of a meeting of Warrantholders shall be two or more Warrantholders, present in person or by proxy, representing in aggregate not less than 10% in value of the Subscription Rights for the time being outstanding and exercisable and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business.

9. REPLACEMENT OF WARRANT CERTIFICATES

If a Bonus Warrant certificate is mutilated, defaced, lost or destroyed, it may, at the discretion of the Company, be replaced at the office of the Registrar on payment of such costs as may be incurred in connection therewith and on such terms as to evidence, indemnity

and/or security as the Company may require and on payment of such fee not exceeding HK$2.50 (or such higher fee as may from time to time be permitted under the rules prescribed by the Stock Exchange) as the Company may determine. Mutilated or defaced Bonus Warrant certificates must be surrendered before replacements will be issued.

In the case of lost Warrant certificates, Section 71A of the Company Ordinance (Chapter 32 of the Laws of Hong Kong) shall apply as if "shares" referred to therein included Warrants.

10. PROTECTION OF SUBSCRIPTION RIGHTS

The Instrument contains certain undertakings by and restrictions on the Company designed to protect the Subscription Rights.

11. CALL

If at any time the amount of the Bonus Warrants outstanding is equal to or less than 10% of the total amount of the Subscription Rights attached to the Bonus Warrants, the Company may, on giving not less than three months' notice, require Warrantholders either to exercise their Subscription Rights or to allow the Bonus Warrants to lapse. On expiry of such notice, all unexercised Bonus Warrants will be automatically cancelled without compensation to Warrantholders.

12. ISSUE OF FURTHER WARRANTS

The Company shall be at liberty to issue further warrants or other securities convertible into, exchangeable for, or carrying rights to subscribe for Shares in such manner and on such terms as it sees fit.

13. UNDERTAKINGS BY THE COMPANY

The Company has undertaken in the Instrument, inter alia, that so long as any of the Subscription Rights remain exercisable:

(a) upon the exercise of any of the Subscription Rights it shall within 28 business days after the relevant Subscription Date allot and issue the Shares falling to be issued upon such exercise which shall rank pari passu in all respects with Shares in issue on the relevant Subscription Date and shall accordingly entitle the holders to participate in all dividends or other distributions declared, paid or made after the relevant Subscription Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant Subscription Date;

(b) it will send to each Warrantholder at the same time as the same are sent to the holders of Shares, its audited accounts and all other notices, reports and communications despatched by it to the holders of the Shares generally;

(c) it shall pay all stamp and capital duties, registration fees or similar charges in respect of the execution of this Instrument, the creation and issue of the Bonus Warrants in registered form, the exercise of the Subscription Rights and the issue of Shares upon exercise of the Subscription Rights; and

(d) it shall keep available for issue sufficient Ordinary Capital (as defined in the Instrument) to satisfy in full all rights of subscription for and conversion into Shares for the time being outstanding.

14. LISTING

So long as the Shares remain listed on the Stock Exchange, the Company shall use its best endeavours to procure that:

(a) at all times during the Subscription Period, the Bonus Warrants may be dealt in, on the Stock Exchange (save that such obligation will lapse in the event that the listing of the Bonus Warrants on the Stock Exchange is withdrawn following an offer for all or any of the Bonus Warrants); and

(b) all Shares allotted upon exercise of the Subscription Rights may, upon allotment or as soon as reasonably practicable thereafter, be dealt in, on the Stock Exchange (save that such obligation will lapse in the event that the listing of the Shares on the Stock Exchange is withdrawn following an offer for all or any of the Shares where a like offer is extended to holders of the Bonus Warrants).

15. OVERSEAS WARRANTHOLDERS

The Instrument contains provisions giving certain discretion to the Directors in the case of any Warrantholder who has a registered address in any territory other than Hong Kong where, in the opinion of the Directors, the issue of Shares upon exercise of any of the Subscription Rights represented by any Bonus Warrants held by such Warrantholder may be unlawful or impracticable.

16. RIGHTS OF WARRANTHOLDERS ON WINDING-UP

The Instrument contains provisions relating to the winding-up of the Company to the effect that:

(a) in the event a notice is given by the Company to the Shareholders to convene a Shareholders' meeting for the purposes of considering, and if thought fit approving, a resolution to voluntarily wind-up the Company, the Company shall forthwith give notice thereof to each Warrantholder and thereupon, every Warrantholder shall be entitled by irrevocable surrender of his/her Bonus Warrant certificate(s) to the Company (such surrender to occur not later than two (2) business days prior to the proposed shareholders' meeting referred to above) with the Subscription Form(s)

duly completed, together with payment of the Exercise Moneys (or the relative portion thereof), to exercise the Subscription Rights represented by such Bonus Warrant certificate(s) and the Company shall as soon as possible and in any event no later than the day immediately prior to the date of the proposed shareholders' meeting allot such number of Shares to the warrantholders which fall to be issued pursuant to the exercise of the Subscription Rights represented by such Bonus Warrant certificate(s) to the extent specified in the Subscription Form(s); and

(b) if an effective resolution is passed during the Subscription Period for the voluntary winding-up of the Company for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some persons designated by them for such purpose by Special Resolution (as defined in the Instrument), shall be a party, or in conjunction with which a proposal is made to the Warrantholders and is approved by Special Resolution, the terms of such scheme of arrangement or (as the case may be) proposal shall be binding on all the Warrantholders. Subject to the foregoing, if the Company is wound up, all Subscription Rights which have not been exercised at the commencement of winding up shall lapse and Bonus Warrant certificate(s) will cease to be valid for any purpose.

17. NOTICES

The Instrument contains provisions relating to notices to be given to Warrantholders. Every Warrantholder shall register with the Company an address in Hong Kong to which notices to be given to such warrantholders are to be sent.

18. GOVERNING LAW

The Instrument and the Bonus Warrants are governed by and shall be construed in accordance with the laws of Hong Kong.

INTRODUCTION

The Listing Rules permit companies with primary listing on the Stock Exchange to repurchase their own securities, subject to certain restrictions as set out in Rules 10.05 and 10.06 of the Listing Rules, on the Stock Exchange. At the EGM, notice of which is set out on pages 34 to 38 of this circular, an ordinary resolution will be proposed to grant to the Directors authority to repurchase Shares up to 10% of the issued share capital of the Company immediately after completion of the Rights Issue and up to 10% of the total number of Bonus Warrants in issue immediately after completion of the Rights Issue and the Bonus Issue or if the Rights Issue with the Bonus Issue is not completed, up to 10% of the issued share capital of the Company on the date of the passing of the Repurchase Mandate. The existing general mandate granted to the Directors to repurchase Shares pursuant to the ordinary resolution set out in paragraph 4 of the notice convening an extraordinary general meeting dated 4 June, 2002 shall be revoked upon the passing of the resolution granting the Repurchase Mandate.

The Repurchase Mandate will, if granted, remain in effect until the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the law or by the articles of association of the Company; and (iii) its revocation or variation by an ordinary resolution of the Shareholders in general meeting.

The information set out below serves as the explanatory statement in relation to the Repurchase Mandate as required under Rule 10.06(1)(b) of the Listing Rules to provide the Shareholders with all the information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution approving the Repurchase Mandate and constitutes the memorandum of the terms of the proposed repurchases required under section 498A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

SHARE CAPITAL OUTSTANDING

As at the Latest Practicable Date, the aggregate nominal amount of the issued share capital of the Company was HK$55,297,894.20 comprising 552,978,942 Shares and there were outstanding Share Options granted under the share option scheme of the Company adopted on 20 July, 1992 entitling holders thereof to subscribe for an aggregate of 376,750 Shares. As at the Latest Practicable Date, no warrant was in issue. Assuming the outstanding Share Options are not exercised prior to the Record Date and immediately upon the issue and allotment of the Rights Shares and the Bonus Warrants, the aggregate nominal amount of the issued share capital of the Company will be HK$82,946,841.30 comprising 829,468,413 Shares and not less than 165,893,682 Bonus Warrants.

On the basis that none of the outstanding Share Options are exercised prior to the Record Date and no further Shares are issued or repurchased prior to the EGM, and subject to the passing of the relevant ordinary resolutions approving the Rights Issue with the Bonus Issue and the Repurchase Mandate, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 82,946,841 Shares, being 10% of the issued share capital of the Company immediately after completion of the Rights Issue.

On the basis that none of the outstanding share options are exercised prior to the date of the EGM and no further Shares are issued or repurchased prior to the EGM, and subject to the passing of the relevant ordinary resolutions approving the Rights Issue with the Bonus Issue and the Repurchase Mandate, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 16,589,368 Bonus Warrants, being 10% of the total number of the Bonus Warrants in issue immediately after completion of the Rights Issue with the Bonus Issue.

REASON FOR REPURCHASES

The Directors currently have no intention of repurchasing securities of the Company. However, the Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to repurchase the securities on the market at appropriate times. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value per Share and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

FUNDING OF REPURCHASES

In repurchasing securities, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the applicable laws of Hong Kong.

It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Shares being repurchased and from the distributable profits of the Company.

There may be an impact on the working capital or gearing position of the Company in the event that the proposed repurchases of securities were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing position (as compared with the position disclosed in its most recent published audited accounts as at 31 December, 2001) which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTEREST

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of his respective associates, has a present intention to sell securities to the Company if the Repurchase Mandate is approved by the Shareholders.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he/she has a present intention to sell securities to the Company, or has undertaken not to do so, in the event that the Company is authorised to make repurchases of its own securities.

UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASES MADE BY THE COMPANY

Neither the Company nor any of its subsidiaries had purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	per Share	
	Highest	**Lowest**
	HK$	*HK$*
2001		
July	1.000A	0.810A
August	0.950A	0.600A
September	0.630	0.350
October	0.450	0.380
November	0.440	0.300
December	0.430	0.330
2002		
January	0.425	0.345
February	0.420	0.360
March	0.410	0.250
April	0.310	0.250
May	0.400	0.239
June	0.250	0.218

Note: A - Adjusted for Share consolidation 10 to 1 with effect from 10 August, 2001.

GENERAL

If, as a result of a securities repurchase, a shareholder's proportionate interest in the voting rights of the repurchasing company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. As a result, a Shareholder or a group of Shareholders, acting in concert with each other could, depending on the level of increase of the Shareholders' interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

Assuming no outstanding Share Options are exercised before the Record Date, upon completion of the Rights Issue, each of (a) Paul Y. - ITC Construction Holdings Limited and its subsidiaries ("Paul Y. Group") and (b) Hanny Holdings Limited and its subsidiaries ("Hanny Group") will hold 120,660,000 Shares and 120,660,000 Shares respectively, representing approximately 14.5% and 14.5% respectively of the then existing issued share capital of the Company. In the event that the Directors exercised in full the power to repurchase Shares in accordance with the terms of the Repurchase Mandate, each of the shareholding of Paul Y. Group and Hanny Group in the Company would be increased to approximately 16.1% and 16.1% respectively of the then existing issued share capital of the Company. As a result, Paul Y. Group and Hanny Group would be required under the Takeovers Code to make a mandatory offer for all the outstanding Shares pursuant to such increase or otherwise comply with the Takeovers Code.

The Directors have no intention to exercise the Repurchase Mandate to such an extent that will result in a requirement of a Shareholder, or group of Shareholders acting in concert, to make a general offer under the Takeovers Code.

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

ORDINARY RESOLUTIONS

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of China Strategic Holdings Limited (the "**Company**") will be held at 7/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Wednesday, 7 August, 2002 at 10:30 a.m., Hong Kong, for the purpose of considering and, if thought fit, passing (with or without modifications) the resolutions set out below as ordinary resolutions:

1. "**THAT,** subject to the fulfilment of the conditions in respect of the Rights Issue (as defined below) as set out in the circular dated 22 July, 2002 ("**Circular**") a copy of which has been tabled at the meeting and initialled by the Chairman for the purpose of identification:

   (a) the issue by way of rights ("**Rights Issue**") of not less than 276,489,471 shares ("**Rights Shares**") of HK$0.10 each in the capital of the Company ("**Share**") to the holders of Shares whose names appear on the register of members of the Company at the close of business on 7 August, 2002, in the proportion of one Rights Share for every two Shares then held at the subscription price of HK$0.15 per Rights Share and otherwise on the terms and subject to the conditions of the Rights Issue as set out in the Circular be and is hereby approved;

   (b) the issue of warrants in the amount of not less than HK$26,542,989.12 ("**Warrants**") which entitle the holders thereof to subscribe Shares at an initial subscription price of HK$0.16 per Share (subject to adjustment), by way of bonus on the basis of three units of subscription rights for every five Rights Shares taken up ("**Bonus Issue**") and on terms as set out in the Circular be and is hereby approved;

   (c) the directors of the Company ("**Directors**") be and are hereby authorised to allot and issue the Rights Shares and the Warrants and the Shares to be issued pursuant to the exercise of the Warrants, pursuant to or in connection with the Rights Issue with the Bonus Issue provided that in the case of the shareholders of the Company whose addresses as shown on the register of members of the Company at the close of business on 7 August, 2002 are in any jurisdiction outside Hong Kong ("**Overseas Shareholders**"), the Rights Shares shall not be issued to the Overseas Shareholders but shall be aggregated and issued to a nominee to be named by the Directors and such Rights Shares shall be sold in

the market as soon as practicable after dealings in nil-paid Rights Shares commence and the net proceeds of such sale, after deduction of expenses, shall be distributed to the Overseas Shareholders pro rata to their respective shareholdings unless the amount falling to be distributed to any Overseas Shareholder shall be less than HK$100 in which case such amount shall be retained for the benefit of the Company; and

(d) the Directors be and are hereby authorised to make such other exclusions or other arrangements in relation to the Overseas Shareholders as they may deem necessary or expedient and generally to do such things or make such arrangements as they may think fit to give effect to the Rights Issue and the Bonus Issue."

2. **"THAT:**

(a) subject to paragraphs (b) and (c) hereunder, the granting of an unconditional general mandate to the board of Directors, during the Relevant Period (as defined in paragraph (d) below) to issue, allot and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which would or might require shares in the capital of the Company, to be issued, allotted or dealt with, be and is hereby generally and unconditionally approved;

(b) the unconditional general mandate under paragraph (a) above shall not extend beyond the Relevant Period save the Board may during the Relevant Period make or grant offers, agreement and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of shares in the capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board otherwise than pursuant to:

(i) a rights issue (as defined in paragraph (d) below);

(ii) the exercise of options granted under any option scheme or similar arrangement for the time being adopted for the grant of issue of shares or rights to acquire shares in the capital of the Company to officers and/or employees of the Company and/or any of its subsidiaries; and

(iii) any scrip dividend or similar arrangement providing for the allotment of shares in the share capital of the Company implemented in accordance with the articles of association of the Company.

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue immediately after completion of the Rights Issue with the Bonus Issue (as defined in Resolution No. 1 of the notice convening this meeting of which this resolution forms part) or if the Rights Issue with the Bonue Issue is not completed, on the date of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Company's articles of association or any applicable laws to be held; or

(iii) the date on which the authority set out under this resolution is revoked or varied by an ordinary resolution of the Company's shareholders in general meeting.

"rights issue" means the allotment, issue or grant of shares in the capital of the Company pursuant to an offer of shares open for a period fixed by the Directors made to holders of shares in the capital of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in, or in any territory application to the Company)."

3. **"THAT:**

(a) the Directors be and are hereby generally and unconditionally authorised to exercise during the Relevant Period (as defined in paragraph (c) below) all the powers of the Company to purchase its shares and warrants in the capital of the Company on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong, subject to and in accordance with applicable laws;

(b) the aggregate nominal amount of shares and warrants which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the issued share capital of the Company and 10 per cent. of the total amount of the warrants to subscribe for shares in the Company immediately after completion of the Rights Issue and the Bonus Issue (as defined in Resolution No. 1 of the notice convening this meeting of which this resolution forms part) or if the Rights Issue with the Bonus Issue is not completed, shall not exceed 10 per cent. of the issued share capital of the Company as at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Company's articles of association or any applicable laws to be held; or

(iii) the date on which the authority set out under this resolution is revoked or varied by an ordinary resolution of the Company's shareholders in general meeting."

4. "**THAT**, conditional upon the Resolutions No. 2 and 3 (as set out in the notice convening this meeting of which this resolution forms part) being passed and becoming unconditional, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with shares or other securities be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 3 (as set out in the notice convening this meeting of which this resolution forms part), provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue immediately after completion of the Rights Issue (as defined in Resolution No. 1 of the notice convening this meeting of which this resolution forms part) or if the Rights Issue is not completed, on the date of this resolution."

By Order of the Board
Lien Kait Long
Executive Director

Hong Kong, 22 July, 2002

Registered Office:
8th Floor,
Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. Any member entitled to attend and vote may appoint one or more proxies to attend the meeting and on a poll vote instead of him. A proxy may not be a member of the Company.

2. The form of proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Company's share registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

在本通函內，除文義別有所指外，本通函所採用之詞語具有以下涵義：

「該公佈」	指	本公司於二零零二年七月十五日就配售新股連同紅利發行發表之公佈
「聯繫人」	指	上市規則對此詞語所賦予之涵義
「董事會」	指	董事會
「紅利發行」	指	按每認購五股配售股份可獲送三份認購權單位之基準，向配售股份之首批登記持有人發行紅利認股權證
「紅利認股權證」	指	以0.16港元為單位之認購權，總額不多於26,561,073.12港元之認股權證，賦予持有人權利可按初步認購價每股股份0.16港元(可予調整)認購股份，由紅利認股權證在聯交所買賣之首日起至二零零三年十二月三十一日止(包括首尾兩天)隨時行使
「營業日」	指	香港之銀行通常辦公之日子(不包括星期六，以及於上午九時正至中午十二時正懸掛或仍然懸掛八號或以上熱帶氣旋警告信號而有關信號於中午十二時正或之前仍未除下之日或於上午九時正至中午十二時正懸掛或仍然懸掛「黑色」暴雨警告信號而有關信號於中午十二正或之前仍然有效之日)
「Calisan」	指	Calisan Developments Limited，於英屬處女群島註冊成立之有限公司，由保華德祥建築集團有限公司全資擁有。保華德祥建築集團有限公司之證券於聯交所上市。本公司主席兼行政總裁陳國強博士被視為擁有保華德祥建築集團有限公司已發行股本42.6%之權益
「中央結算系統」	指	香港結算設立及管理之中央結算及交收系統
「本公司」	指	中策集團有限公司，於香港註冊成立之有限公司，其股份在聯交所上市

「董事」	指	本公司各董事
「股東特別大會」	指	本公司為批准(其中包括)配售新股連同紅利發行而將於二零零二年八月七日星期三上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心7樓召開之股東特別大會
「一般性授權」	指	建議由本公司採納之一般性授權，有關詳情載於本通函之董事會函件內「一般性授權及購回授權」一節
「本集團」	指	本公司及其附屬公司
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零二年七月十九日，即本通函刊印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所之證券上市規則
「海外股東」	指	於記錄日期名列本公司股東登記冊而於該日之登記地址位於香港以外地區之股東
「章程」	指	本公司就配售新股連同紅利發行而將予刊發之章程
「章程文件」	指	章程、暫定配額通知書及額外配售股份申請表格
「合資格股東」	指	除海外股東以外，於記錄日期名列本公司股東登記冊之股東
「記錄日期」	指	決定配售新股未繳股款配售股份之暫定配額之記錄日期(即二零零二年八月七日下午四時正(香港時間))

「購回授權」	指	建議由本公司採納之購回授權，詳情載於本通函之董事會函件內「一般性授權及購回授權」一節
「配售新股」	指	如本通函所述每持有兩股現有股份可獲配一股配售股份
「配售股份」	指	根據配售新股將予發行之新股份
「披露權益條例」	指	香港法例第396章之證券(披露權益)條例
「股份」	指	本公司股本中每股面值0.10港元之普通股
「購股權」	指	本公司根據其於一九九二年七月二十日採納之購股權計劃所授出可認購股份之購股權
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	威倫及Calisan
「收購守則」	指	香港公司收購及合併守則
「包銷商」	指	法國巴黎百富勤證券有限公司及金利豐證券有限公司
「包銷協議」	指	本公司、包銷商、主要股東及連克農先生於二零零二年七月十五日訂立之包銷協議
「威倫」	指	威倫有限公司，於香港註冊成立之有限公司，由錦興集團有限公司全資擁有。錦興集團有限公司之股份在聯交所上市。本公司主席兼行政總裁陳國強博士為錦興集團有限公司之主要股東(定義見證券(披露權益)條例)，持有該公司權益之27.73%

倘若發生下列情況，包銷商保留終止包銷協議內所載之安排，由法國巴黎百富勤證券有限公司(「法國巴黎百富勤」)(代表本身及金利豐證券有限公司(「金利豐」))於配售新股之最後接納日期後第三個營業日上午九時正前隨時以書面向本公司發出通知，行使上述權利：

(a) 發生下列事件，而法國巴黎百富勤(代表本身及金利豐)之合理意見認為，會對本集團之整體業務或財政或營業狀況或前景或配售新股成功與否造成重大不利影響，或在其他情況下導致本公司或包銷商認為進行配售新股屬不明智或不適合：

(i) 頒佈任何新法例或法規，或現有法例或法規(或其司法詮釋)出現任何變動，或出現任何性質之其他變動；

(ii) 出現性質屬政治、軍事、財政、法規、經濟、貨幣或其他性質(不論是否與前述者屬同類性質或屬於任何本地、國家或國際間出現之戰爭或敵對局面或軍事衝突爆發或升級)之任何本地、國家或國際事件或變動(不論是否屬於包銷協議訂立日期之前及╱或之後發生或持續之連串事件或變動之一部分)；或

(iii) 香港市況、稅務或外滙管制出現任何變動或上述情況一併出現(包括但不限於暫停或嚴重限制買賣證券)；或

(b) 包銷商接獲本公司通知，得悉包銷協議所載之任何聲明或保證均屬不真確或不準確，或在重複時會變得不真確或不準確；或

(c) 本公司或本集團任何成員公司之情況出現任何變動而可能對本集團之整體業務或財政或營業狀況或前景造成重大不利影響；或

(d) 本公司違反或未有遵守其根據包銷協議將須明確承擔之任何責任或承諾；或

(e) 發生在包銷商合理情況下不能控制之事件或連串事件(包括(但不限於)政府政策、罷工、停工、火災、爆炸、水災、民眾騷亂、戰爭、天災或交通中斷或延誤),而法國巴黎百富勤(代表本身及金利豐)在合理情況下認為,有關事件或連串事件已經或將會導致未能根據包銷協議之條款達成包銷協議任何部份(包括包銷),或阻礙根據配售新股或根據本協議包銷之申請及／或付款程序。

倘若法國巴黎百富勤(代表本身及金利豐)終止包銷協議,配售新股連同紅利發行將不會進行。

現有股份將由二零零二年八月二日星期五起以除權方式進行買賣,而未繳股款配售股份則將於二零零二年八月九日星期五至二零零二年八月十六日星期五(包括首尾兩天)之期間進行買賣。倘法國巴黎百富勤(為其本身及代表金利豐)終止包銷協議或配售新股之任何條件(見本通函第16頁「配售新股之條件」一節)不獲履行,則配售新股將不會進行。因此,投資者倘買賣股份或未繳股款配售股份,須自行承擔上述風險。投資者如有任何疑問,應考慮諮詢專業意見。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

執行董事：
陳國強(主席兼行政總裁)
Yap, Allan(副主席)
周美華
連克農
李華健

替任董事：
陳國鴻(陳國強之替任人)
呂兆泉(Yap, Allan 之替任人)
劉高原(周美華之替任人)

獨立非執行董事：
卜思問
蔡學雯

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8 樓

敬啟者：

配售新股建議
按每持有兩股現有股份可獲配一股配售股份之基準
建議按每股配售股份0.15港元之價格
配售不少於276,489,471股每股面值0.10港元之股份
連發行紅利認股權證
及
發行及購回證券之一般性授權

緒言

於二零零二年七月十五日之公佈，本公司建議透過按每股配售股份0.15港元之價格，發行不少於276,489,471股配售股份(但不超過276,677,846股配售股份，假設悉數行使尚未行使

之購股權)連同紅利發行之方式，籌集所得款項淨額約40,000,000 港元。合資格股東於記錄日期每持有兩股現有股份可獲本公司暫定配發一股未繳股款之配售股份。本公司亦將就每五股已認購配售股份，配發及發行三份紅利認股權證，初步認購價為0.16港元。配售新股不適用於海外股東。

本通函旨在向　閣下提供(其中包括)有關配售新股連同紅利發行、一般性授權及購回授權之進一步資料，以及載列召開股東特別大會之通告。

法國巴黎百富勤證券有限公司與金利豐證券有限公司均為配售新股之包銷商。

配售新股

發行數據

配售新股之基準：	於記錄日期每持有兩股現有股份獲配一股配售股份，連同每認購五股配售股份可獲送三份紅利認股權證，初步認購價為每份0.16港元
現有已發行股份數目：	552,978,942股股份(於本通函刊發日期)
配售股份數目：	不少於276,489,471股配售股份及不超過276,677,846股配售股份
未行使之購股權：	根據本公司於一九九二年七月二十日採納之購股權計劃，賦予持有人權利可認購376,750股股份，於最後實際可行日期已授出而尚未行使之購股權
配售股份最高數目：	假設於記錄日期或之前悉數行使尚未行使之購股權，將發行合共376,750股股份，另將額外發行188,375股配售股份。將發行之配售股份最高數目將為276,677,846股，相等於本公司現有已發行股本約50.0%，及佔本公司於配售新股完成及悉數行使尚未行使之購股權後之經擴大已發行股本約33.3%

包銷配售股份：	最多達196,237,530股配售股份(不包括主要股東及連克農先生承諾將認購之80,440,316股配售股份)由包銷商各自悉數包銷，比例為法國巴黎百富勤證券有限公司及金利豐證券有限公司各自包銷50%
紅利認股權證之款額：	認購權之初步認購價為每份0.16港元，款額最高達26,561,073.12港元

合資格股東

本公司僅會向合資格股東寄發暫定配額通知書及額外申請表格。

如欲符合參與配售新股之資格，參與者必須：

1. 在記錄日期已登記為本公司股東；及

2. 在本公司股東登記冊所填寫之地址為香港地址。

為確保可於記錄日期已獲登記為股東，股東必須在二零零二年八月五日星期一下午四時正前將股份之過戶文件(連同有關股票)送達本公司之股份過戶登記處。

本公司之股份過戶登記處為標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。尚未行使之購股權持有人如欲參與配售新股，必須在二零零二年八月五日星期一下午四時正前行使認購權。

本公司將於二零零二年八月六日星期二起至二零零二年八月七日星期三止(包括首尾兩天)暫停辦理股份過戶登記手續。在此期間內不會辦理任何股份過戶登記手續。

認購價

每股配售股份0.15港元，須於接納時繳足。

認購價較：

1. 股份於二零零二年七月十五日(即該公佈刊發日期前之最後一個交易日)在聯交所所報之收市價每股0.202港元折讓約25.7%；

2. 股份在截至及包括二零零二年七月十五日(即該公佈刊發日期前之最後一個交易日)止十個交易日之平均收市價每股約0.216港元折讓約30.6%；

3. 股份之除權理論價約0.166港元(根據最後實際可行日期之收市價計算)折讓約9.6%；

4. 股份於最後實際可行日期在聯交所所報之收市價每股0.174港元折讓約13.8%；及

5. 股份在截至及包括最後實際可行日期止十個交易日在聯交所所報之平均收市價每股0.2港元折讓約25%。

暫定配額之基準

合資格股東於記錄日期每持有兩股現有股份可獲配一股未繳股款之配售股份。

配售股份之地位

配售股份在配發及繳足股款後，在各方面將與當時之現有股份享有同等權益。繳足股款之配售股份持有人將有權收取在配發及發行繳足股款配售股份日期之後所宣派、作出或派付之一切未來股息及分派。

預期未繳股款之配售股份將以每手2,500股股份之完整買賣單位進行買賣。未繳股款及繳足股款之配售股份之買賣交易均須繳納香港印花稅。

海外股東之權利

章程文件不會根據香港以外之任何司法權區之證券法例登記。本公司僅會向海外股東寄發章程作參考用途，而不會向彼等寄發任何暫定配額通知書或額外配售股份申請表格。然而，海外股東有權在股東特別大會上投票。

待未繳股款配售股份開始買賣後，在扣除開支仍可獲得溢價之情況下，本公司將出售原應向海外股東配發之配售股份暫定配額。出售海外股東之未繳股款配售股份所得款項在扣除開支後如屬100 港元或以上者，將會以港元向海外股東支付。本公司將保留個別少於100 港元之出售所得款項，收益歸本公司所有。

零碎配額

未繳股款之零碎配售新股將不獲配發。(倘可取得溢價(扣除開支後))本公司將出售彙集未繳股款零碎配售股份所得之任何配售股份,而所得款項撥歸本公司所有。

申請額外配售股份

合資格股東有權申請認購海外股東之任何未出售配額、藉將零碎配售股份彙集所得之任何未出售配售股份及任何被暫定配發惟未被接納之配售股份。

如欲申請認購額外配售股份,可填妥額外配售股份之申請表格及附上為申請額外配售股份而另行開立之付款支票。董事會將根據公平合理之基準酌情分配額外配售股份,惟為湊整零碎股份為完整買賣單位之申請股東有優先權。

主要股東及連克農先生無意申請認購額外配售股份。

紅利認股權證

待配售新股之條件獲履行後,本公司將會向配售股份之首批登記持有人發行紅利認股權證,發行之基準為根據配售新股認購每五股配售股份可獲送三份紅利認股權證,每份紅利認股權證之初步認購價為0.16港元。發行紅利認股權證須待股東在股東特別大會上批准及聯交所上市委員會批准紅利認股權證及因紅利認股權證所附之認購權被行使而將予發行之股份上市及買賣後,方可作實。

買賣紅利認股權證須繳付香港印花稅。

紅利認股權證之認購價

根據紅利認股權證之初步認購價每股股份0.16港元,較股份於二零零二年七月十五日(即該公佈刊發日期前之最後一個交易日)在聯交所所報之收市價每股0.202港元折讓約20.8%,亦較股份在截至及包括二零零二年七月十五日(即該公佈刊發日期前之最後一個交易日)止十個交易日之平均收市價每股約0.216港元折讓約25.9%,以及較股份除權理論值每股0.166港元(根據最後實際可行日期之收市價計算)折讓約3.6%。紅利認股權證之初步認購

價較股份之收市價之折讓率，大致上與配售新股之認購價之折讓率相符。董事會認為，紅利認股權證之初步認購價乃為認購配售股份之合資格股東提供具吸引力之機會，分享本集團未來業務增長。

紅利認股權證之認購期間

預期該認購期間將由紅利認股權證在聯交所開始上市之日起至二零零三年十二月三十一日止(包括首尾兩天)。

紅利認股權證之完整買賣單位

現建議紅利認股權證之完整買賣單位為每手35,000 份認購權。然而，視乎有權獲配發及接納配售股份之人士之配額及接納水平，本公司或會發行零碎之紅利認股權證。現時並無任何買賣零碎紅利認股權證之安排。

紅利認股權證之數額

按照將有不多於276,677,846股配售股份根據配售新股獲發行之基準，將會以0.16港元認購權為單位發行不多於26,561,073.12港元之166,006,707份紅利認股權證。倘紅利認股權證所附之認購權獲全數行使，本公司將會就此發行不多於166,006,707股股份(假設認購價並無調整)，佔本公司經配售新股擴大之已發行股本約20.0%，以及佔本公司經配售新股及因紅利認股權證所附之認股權被全數行使而發行之166,006,707股股份擴大後之已發行股本約16.7%。紅利認股權證將以記名方式發行，並將在聯交所買賣。

紅利認股權證之零碎配額將不會發行，惟將彙集出售，收益歸本公司所有。海外股東將不會獲發行紅利認股權證。

根據紅利認股權證所附之認購權被行使時須予發行之股份在各方面將與有關認購日期當時之現有股份享有同等權益，惟不包括以往宣派或建議或議決將予派付或作出，而記錄日期則定於有關認購日期當日或之前之任何股息或其他分派。

股票

待配售新股之條件達成後，預期全部繳足股款配售股份之股票及紅利認股權證之證書將在二零零二年八月二十七日星期二或前後向獲配發有關配售股份之認購人寄發，郵誤風險概由其本身承擔。

申請上市

本公司之股份在聯交所上市。本公司並無任何證券於任何其他證券交易所上市或買賣，亦無須尋求或建議尋求批准證券於任何其他證券交易所上市或買賣。

本公司將向聯交所上市委員會申請批准未繳股款及繳足股款之配售股份、紅利認股權證及紅利認股權證所附之認購權被行使時須予發行之股份上市及買賣。

待未繳股款及繳足股款之配售股份、紅利認股權證及在紅利認股權證所附之認購權被行使時須予發行之新股獲批准在聯交所上市及買賣，與及遵照香港結算之股份接納規定下，未繳股款及繳足股款之配售股份、紅利認股權證及在紅利認股權證所附之認購權被行使時須予發行之新股將會被香港結算接納為合資格證券，彼等由未繳股款及繳足股款之配售股份、紅利認股權證及在紅利認股權證所附之認購權被行使時須予發行之新股在聯交所開始買賣之日或由香港結算決定之其他日期起，可存入中央結算系統、結算及交收。聯交所參與者之間在任何一個交易日之交易須在交易日之後第二個交易日在中央結算系統進行。所有在中央結算系統進行之活動必須根據中央結算系統不時生效之一般規則及中央結算系統運作程序規則而進行。

現時並無任何有關將會或同意將會放棄股息之安排。

包銷安排

訂立包銷協議日期：	二零零二年七月十五日
包銷商：	法國巴黎百富勤證券有限公司及金利豐證券有限公司 包銷商為與本公司、本公司或其任何附屬公司之董事、行政總裁或主要股東或其各自之任何聯繫人（定義見上市規則）概無關連之獨立第三者
包銷配售股份之數目：	最多達196,237,530股配售股份（不包括主要股東及連克農先生承諾將認購之80,440,316股配售股份）由包銷商各自悉數包銷，比例為法國巴黎百富勤證券有限公司及金利豐證券有限公司各自包銷50%
佣金：	包銷商包銷之配售股份之發行價總額之2.5%

倘應得配售股份之人士（不包括主要股東及連克農先生）概不接納配售股份之暫定配額，包銷商將須認購或促使認購所有配售股份，即不少於196,049,155股及不超過196,237,530股配售股份。

主要股東及連克農先生之承諾

於最後實際可行日期，主要股東及連克農先生分別實益擁有合共160,880,000股股份及632股股份，分別佔本公司現有已發行股本約29.1%及0.0001%。主要股東及連克農先生已各自向本公司作出不可撤回承諾，接納及認購分別配發予彼等之40,220,000股配售股份、40,220,000股配售股份及316股配售股份，分別佔根據配售新股暫定配發予彼等之配售股份總數約14.5%、14.5%及0.0001%。

	緊隨配售新股完成前		緊隨配售新股完成後（假設所有股東已全面認購配發予彼等之配售股份）*		緊隨配售新股完成後（假設除主要股東及連克農先生外，概無股東已認購配發予彼等之配售股份）*		於發售新股完成時（假設所有股東已全面認購配發予彼等之配售新股）及紅利認股權證獲全面行使後*	
	股份	%	股份	%	股份	%	股份	%
Calisan或其代名人	80,440,000	14.5	120,660,000	14.5	120,660,000	14.5	144,792,000	14.5
威倫或其代名人	80,440,000	14.5	120,660,000	14.5	120,660,000	14.5	144,792,000	14.5
小計	160,880,000	29.1	241,320,000	29.1	241,320,000	29.1	289,584,000	29.1
連克農（附註）	632	可略去	948	可略去	948	可略去	1,137	可略去
包銷商	–	–	–	–	196,049,155	23.6	–	–
公眾人士	392,098,310	70.9	588,147,465	70.9	392,098,310	47.3	705,776,958	70.9
總計	552,978,942	100.0	829,468,413	100.0	829,468,413	100.0	995,362,095	100.0

附註：連克農先生為本公司執行董事。

* 假設尚未行使之購股權於最後實際可行日期尚未行使

不可抗力事件及終止包銷協議

倘若發生下列情況，包銷商保留終止包銷協議內所載之安排，由法國巴黎百富勤證券有限公司(「法國巴黎百富勤」)(代表本身及金利豐證券有限公司(「金利豐」))於配售新股之最後接納日期後第三個營業日上午九時正前隨時以書面向本公司發出通知，行使上述權利：

(a) 發生下列事件，而法國巴黎百富勤(代表本身及金利豐)之合理意見認為，會對本集團之整體業務或財政或營業狀況或前景或配售新股成功與否造成重大不利影響，或在其他情況下導致本公司或包銷商認為進行配售新股屬不明智或不適合：

(i) 頒佈任何新法例或法規，或現有法例或法規(或其司法詮釋)出現任何變動，或出現任何性質之其他變動；

(ii) 出現性質屬政治、軍事、財政、法規、經濟、貨幣或其他性質(不論是否與前述者屬同類性質或屬於任何本地、國家或國際間出現之戰爭或敵對局面或軍事衝突爆發或升級)之任何本地、國家或國際事件或變動(不論是否屬於包銷協議訂立日期之前及／或之後發生或持續之連串事件或變動之一部分)；或

(iii) 香港市況、稅務或外滙管制出現任何變動或上述情況一併出現(包括但不限於暫停或嚴重限制買賣證券)；或

(b) 包銷商接獲本公司通知，得悉包銷協議所載之任何聲明或保證均屬不真確或不準確，或在重複時會變得不真確或不準確；或

(c) 本公司或本集團任何成員公司之情況出現任何變動而可能對本集團之整體業務或財政或營業狀況或前景造成重大不利影響；或

(d) 本公司違反或未有遵守其根據包銷協議將須明確承擔之任何責任或承諾；或

(e) 發生在包銷商合理情況下不能控制之事件或連串事件(包括(但不限於)政府政策、罷工、停工、火災、爆炸、水災、民眾騷亂、戰爭、天災或交通中斷或延誤),而法國巴黎百富勤(代表本身及金利豐)在合理情況下認為,有關事件或連串事件已經或將會導致未能根據包銷協議之條款履行包銷協議任何部份(包括包銷),或阻礙根據配售新股或根據本協議包銷之申請及/或付款程序。

倘若法國巴黎百富勤(代表本身及金利豐)終止包銷協議,配售新股與紅利發行將不會進行。

配售新股之條件

配售新股須待(其中包括)下列條件達成後,方可作實:

1. 股東在股東特別大會上批准配售新股及紅利認股權證之發行;及

2. 聯交所上市委員會批准未繳股款及繳足股款之配售股份、紅利認股權證及因行使紅利認股權證而可能發行之股份上市及買賣。

配售新股之原因及所得款項之用途

本公司擬動用配售新股所得款項淨額約40,000,000港元,用作因徵用毗鄰北京首都機場東面之土地而須付土地補償費之部份款項。本公司根據於二零零一年八月十八日與李僑鎮人民政府訂立之共同合作開發協議書,成為該土地之發展商。本公司目前擬將該土地部份面積發展為工業園,其中包括興建貨倉及輕工業工廠大廈。

繼本公司前一次於二零零二年三月十四日宣佈但並無進行之配售新股建議後,董事仍然相信,透過配售新股及紅利發行擴大本公司之股本基礎,符合本公司及股東之最佳利益。董事相信,配售新股仍然為本公司於市場籌集資金之良好方法,並可擴大本公司之股本基礎,而擴大後之股本基礎將可支持本公司繼續發展現有業務,從而加強本集團之收入來源及盈利基礎。考慮到籌集資金之其他不同方法後,董事相信,配售新股將令所有合資格股東可分享本公司之業務增長。

購股權行使價之調整

根據本公司於一九九二年七月二十日採納之購股權計劃，本公司於最後實際可行日期有合共可認購最多376,750股股份之尚未行使購股權，每股股份之認購價為3.44港元至6.06港元不等。涉及之股份數目及認購價均可予調整。發行配售股份將引致本公司須對根據購股權將予發行之股份之認購價及數目作出調整。

倘須對根據購股權將予發行之股份數目及認購價作出調整，本公司將會盡快授命其核數師審閱及簽署認可有關之調整基準。本公司將會盡快就經調整之認購價之詳情刊登公佈。

暫停辦理股份過戶登記手續

本公司將於二零零二年八月六日星期二至二零零二年八月七日星期三(包括首尾兩天)暫停辦理股份過戶登記手續。於該期間將不會進行股份過戶登記手續。

業務回顧及展望

中國之國內生產總值在二零零一年達到約7.3%，預期中國之經濟發展保持同樣之勢頭將會。同時，中國加入世界貿易組織與及成功奪得二零零八年奧林匹克運動會之主辦權，加上最近曾削減國內利率，以上種種均會對本集團現時在中國經營之業務非常有利。本集團在中國經營之業務為製造汽車輪胎、房地產及基礎建設。本集團積極策略性發展本身在業內之領導能力。憑中國之高增長潛力，且預期東南亞國家之經濟亦快將復甦，本集團現時積極在有關地區(尤其在中國)物色新投資機會，將業務作多元化發展、並向新市場及新行業進軍，務求能夠繼續向股東提供長遠回報。本集團截至二零零一年十二月三十一日止年度之營業總額為32.34億港元，較去年之31.58 億港元增加約2.4%。在二零零一年內，來自報章發行及買賣中西藥品之收入已成為本集團之新收入來源。

本公司截至二零零一年十二月三十一日止年度之經審核綜合股東應佔虧損合共為598,700,000 港元，較去年錄得之730,700,000 港元減少約18%。錄得虧損主要由於為收費公路及投資物業之重估虧絀所引致之減值虧損、因本集團之物業及投資證券減值合共520,000,000 港元作出撥備，本集團之輪胎業務及報章發行業務錄得經營虧損，與及須為投資減值作出撥備所致。

一般性授權及購回授權

於股東特別大會上，將會提呈普通決議案，旨在授出一般性授權及購回授權。

一般性授權乃指授予董事權力以配發及發行股份，惟最多不得超逾緊隨配售新股完成後(或倘配售新股不能完成，則於有關授出一般性授權之決議案之通過日期)本公司已發行股本總面值之20%。

在配售新股連同紅利發行完成後，購回授權乃指授予董事權力以購回證券，惟最多不得超逾緊隨配售新股完成後之本公司已發行股本10%及紅利認股權證總數10%。倘配售新股連同紅利認股權證不能完成，則購回授權乃指授予董事權力以購回股份，惟最多不得超逾有關授出購回授權之決議案之通過日期之本公司已發行股本10%。

董事會現時不擬即時分別引用一般性授權及購回授權以發行股份或購回任何證券。然而，董事會認為該兩項授權均符合本公司及股東之整體利益。本通函附錄二載有本公司遵照上市規則之規定，就購回本公司證券之有關資料而編製之說明函件。

股東特別大會

本通函第34至38頁載有本公司召開股東特別大會之通告。股東特別大會將於二零零二年八月七日假座香港九龍觀塘鴻圖道51 號保華企業中心7樓舉行，在大會上將會提呈普通決議案，請本公司股東考慮及酌情批准(i)配售新股連同紅利發行、(ii)一般性授權及(iii)購回授權。

隨本通函附奉在股東特別大會上適用之代表委任表格。無論閣下會否親身出席股東特別大會，敬請閣下按照隨附之代表委任表格印備之指示將表格填妥，並將其盡快，且無論如何不可遲於大會指定舉行時間前48小時交回本公司之股份過戶登記處標準證券有限公司，地址為香港中環干諾道中111 號永安中心五樓，方為有效。填妥及交回代表委任表格後， 閣下屆時仍可親身出席股東特別大會或其任何續會及在會上投票。

推薦建議

各董事(包括獨立非執行董事)認為，配售新股連同紅利發行、一般性授權及購回授權均符合本公司及股東之整體利益。因此，各董事推薦股東在股東特別大會上應投票贊成第1至4項普通決議案。

其他資料

務請閣下留意本通函各附錄所載之其他資料。

此致

列位股東及
購股權持有人　台照

承董事會命
中策集團有限公司
執行董事
連克農
謹啟

二零零二年七月二十二日

紅利認股權證將根據本公司於二零零二年八月七日(即記錄日期)簽署之平邊契據(「契據」)之規限而發行，並享有該契據所載之權益。紅利認股權證將以記名方式發行並自成一類，且每份紅利認股權證於各方面均享有同等權益。假設及根據於記錄日期將予發行之配售股份總數合共276,677,846股計算，根據紅利發行而將予發行之紅利認股權證合共值26,561,073.12港元。

紅利認股權證代表本公司向紅利認股權證持有人(「認股權證持有人」)直接承擔契據所述之責任。該等持有人有權行使下文第1段所述之認購權。除上文所述者外，認股權證持有人無權享有本公司作出之任何分派及／或參與本公司提呈發售其他證券之建議。下文乃契據之主要條文概要及紅利認股權證證書所載之紅利認股權證之主要條款及條件概要。認股權證持有人享有所有該等條款及條件與契據規定之權益，且須受其約束並視為已知悉其內容。認股權證持有人可在本公司當時在香港之註冊辦事處索取契據之副本。

1. 行使認股權

(a) 身為紅利認股權證當時之記名持有人，每位認股權證持有人均有權(「認購權」)據此在二零零二年八月二十九日(預期紅利認股權證在聯交所開始買賣之日)起至二零零三年十二月三十一日(包括首尾兩天)之期間(「認購期間」，而任何認購權被正式行使之日即稱為「認購日期」)內，可以現金按0.16港元為單位(整數或其倍數)(「認購款項」)認購其紅利認股權證證書所指定之全部或部份股份(但不可認購不足一股股份)數目。認股權證持有人有權行使其紅利認股權證證書所附之認購權，按每股股份0.16港元之價格(可根據下文所述之規定予以調整)(「認購價」)認購繳足股款之股份。任何於認購期間結束後仍未行使之認購權將會作廢，而有關之紅利認股權證及紅利認股權證證書在認購期間結束後在任何方面均不會再有任何效力。此等條文所指之「股份」乃股份或因股份拆細、合併或重新分類而產生之本公司股本中之股份。

(b) 每份紅利認股權證證書均附有一份認購表格(「認購表格」)。認股權證持有人如欲行使認購權，須填妥及簽署認購表格，將認購表格及認股權證證書連同行使認購

權認購股份之有關認購款項之股款，一併送交本公司當時之登記處。認購股份時必須遵守任何當時適用之外管制、財政或其他法例或規則。

(c) 本公司不會配發任何零碎股份，惟行使紅利認股權證證書所指定之認購權而支付零碎認購款項之餘款將會由本公司退還認股權證持有人，惟倘同一名認股權證持有人在同一認購日期行使兩份或以上之認股權證證書所附之認購權，則在確定是否會產生任何零碎股份(倘產生零碎股份，則須確定該等零碎股份之數目)時，該等認股權證證書之認購權將會合併計算，在適用之情況下，可依據契據條文第6(C)條之規定。

(d) 本公司將於配發及發行股份後，盡快(無論如何不得遲於有關認購日期後二十八個辦公日)向行使任何認購權而獲配發股份之認股權證持有人免費發給下列各項：

(i) 認股權證持有人名下之有關股份之股票；

(ii) 在適用之情況下，以記名方式發給此等認股權證持有人名下任何有關紅利認股權證證書之未經行使之認購權之餘額紅利認股權證證書；及

(iii) 在適用之情況下，上文(c)分段所述認股權證持有人有權獲得但不予配發零碎股份之行使款項之支票。

因行使認購權而發行之股票、餘額紅利認股權證證書(如有)及有關認股權證持有人不獲配發零碎股份之行使款項之支票(如有)，將以普通郵遞方式按認股權證持有人之地址寄交該等認股權證持有人(或如屬聯名持有人)，則寄交於有關之認股權證持有人名冊上名列首位之認股權證聯名持有人之地址，如有郵誤，由有關認股權證持有人負責。如本公司同意，該等股票及支票亦可事前安排本公司當時之登記處保留，以待有關認股權證持有人領取。

2. 認購價之調整

契據詳載有關調整認購價之規定，以下概述契據內有關調整之規定：

(a) 在下列情況下，認購價將依照契據所載規定予以調整（下文(b)及(c)分段所載之情況除外），然而，不可調整至低於股份面值，直至認購權儲備（定義見契據）維持在契據條文第6條所規定之水平為止：

(i) 每股股份因合併，拆細或重新分類而更改面值；

(ii) 本公司以溢利或儲備金（包括任何股份溢價賬或資本贖回儲備金）撥充資本之方式發行入賬列為繳足股款之股份（根據以股代息計劃發行股份以代替現金股息者除外）；

(iii) 本公司由於削減資本或其他原因（不包括因本公司購買股份）向股東按彼等之資格作出資本分派（定義見契據）；

(iv) 本公司授予股東（按彼等之資格）以現金收購本公司或任何其他附屬公司資產之權利；

(v) 本公司向現有股東提出可按低於市價（按契據所載規定計算）90%之價格以配售新股以供認購之方式或授予可認購新股之購股權或認股權證之方式提呈發售新股；

(vi) 本公司或任何其他公司全部以現金作為代價發行可換股、可交換或附有權利認購新股份之證券，而每股股份之實際總代價（定義見契據）低於市價（按契據所載規定計算）之90%，或任何該類發行之換股權、交換權或認購權有所更改以致所述實際總代價低於市價之90%；

(vii) 本公司全部以現金作為代價按抵於市價（按契據所載規定計算）之90%之價格發行股份；及

(viii) 本公司購回股份、可轉換為股份之證券或任何可認購股份之權利，而董事在有關情況下認為適合對認購價作出調整。

(b) 除下文(c)分段所述者外，在下列情況下則毋須作出上文(a)分段所述之調整：

(i) 本公司因任何附於可換股證券之換股權或因購股權利(包括認購權)獲行使而發行繳足股份；

(ii) 本公司發行股份或本公司或任何附屬公司發行可全數或部份轉換為股份或附有購股權之證券，作為收購任何其他證券、資產或業務之代價或部份代價；

(iii) 將根據契據所載之條款及條件在若干情況下成立之認購權儲備(定義見契據)(或其他溢利儲備)或根據任何其他可換股或附有權利認購股份之證券之條款而設立之類似儲備全部或部份撥充資本以發行繳足股份；

(iv) 本公司根據以股代息計劃發行股份以代替現金股息，將不少於依此發行之股份面額之款額撥充資本，而此等股份之市價(根據契據所載方法計算)不高於股份持有人可選取或原應以現金收取之股息款額之110%；或

(v) 本公司根據購股權計劃(定義見契據)發行股份或其他證券或本公司或任何附屬公司之其他證券或給予認購股份之權利予本公司或任何附屬公司之董事或僱員。

(c) 雖有上文(a)及(b)分段所述之規定，在本公司認為認購價毋須根據上文規定作出調整，或須按不同之基準計算，或即使按上述規定毋須作出調整但本公司認為應對認購價作出調整，或根據有關規定作指定以外之不同日期或不同時間作出調整，本公司可委任核數師(定義見契據)或一間認可商人銀行(定義見契據)考慮擬進行之調整(或毋須調整)是否公平及適當地反映受影響人士之有關權益，並陳述有關

理由。如該核數師或認可商人銀行認為確屬不公平，則可更改或取消調整，或以該核數師或認可商人銀行(視情況而定)證明為其認為適當之方式作出調整以代替毋須調整(包括但不限於按不同基準計算而作出調整)及／或應在其他日期及／或時間作出調整。

(d) 認購價之任何調整將計算至最接近之1仙(少於半仙之金額不予計算，而多於半仙之金額則計作1仙)。如認購價經調整所需調低之金額少於1仙則不予調整，而其他所需之任何調整均不予結轉。除因將股份合併為較大面值或因購回股份外，不作任何可能提高認購價之調整。

(e) 認購價之每項調整須由核數師(定義見契據)或認可商人銀行(定義見契據)證實屬公平及適當，並須就每次調整向認股權證持有人發出詳列有關資料之通知。在發出任何證明書或根據契據作出任何調整時，核數師或認可商人銀行將會被視為以專家之身份(而並非以仲裁人之身份)進行，而除非出現重大誤差之情況下，否則彼等之決定將為最終決定，對本公司及認股權證持有人及透過彼等作出要求之一切人士均具約束力。由核數師或認可商人銀行發出之任何該等證明書，在本公司於香港之主要營業地點可供認股權證之持有人查閱及索取副本。

3. 記名認股權證

紅利認股權證將以記名方式發行。本公司有權視任何紅利認股權證之登記持有人為絕對擁有人，因此，除非經由具有關司法權力之法院頒佈指令或法例規定，不論本公司是否收到明確通知或其他通知，本公司概不承認任何其他人士對該等紅利認股權證之衡平權或其他索償要求或權益。

4. 轉讓、過戶及登記

(a) 紅利認股權證之認購權將可以任何常用或通用格式之轉讓文件或其他由董事批准之格式之轉讓文件以0.16港元之完整倍數轉讓，而倘轉讓人及／或承讓人為中央結算(代理人)有限公司或其繼任公司，則過戶可以機印簽署方式或由一位獲授權人

士代其簽署。本公司因此將在香港(或在董事經考慮監管紅利認股權證上市之適用規定後，在認為適當之其他地區)設立認股權證持有人登記冊。契據載有有關登記、轉讓及過戶之規定。

(b) 擁有紅利認股權證但並未以本身之名義登記為紅利認股權證持有人之人士在行使紅利認股權證之時或須就彼等辦理在轉讓或行使紅利認股權證前(特別在認購期間最後一日(包括該日))前十個辦公日之期間內)之任何特快重新登記手續而支付額外費用及開支。

(c) 由於紅利認股權證在有關監管機關之適用法例或法規、契據之條款及有關情況許可下，將由中央結算系統接納，本公司可將紅利認股權證之最後買賣日期定於認購期間最後一日倒數三個辦公日之前。

5. 暫停為認股權證持有人辦理過戶登記手續

紅利認股權證之過戶登記手續可在董事不時決定之期間內暫停辦理，惟此等期間合併計算後在任何一年內合共不得超逾三十日。在暫停為認股權證持有人辦理過戶登記手續之期間內，倘本公司及任何人士根據紅利認股權證進行有關過戶或行使紅利認股權證所附之認購權，又或(視情況而定)本公司及行使紅利認股權證所附之認購權(不包括其他)之認股權證持有人根據紅利認股權證進行有關過戶或行使紅利認股權證所附之認購權，則將被當作在重新開始辦理認股權證持有人過戶登記手續後隨即進行。

6. 購回及註銷

本公司或其任何附屬公司均可隨時以下列方式購回紅利認股權證：

(a) 按任何價格在公開市場或以競投形式購回(所有認股權證持有人均可競投)；或

(b) 以私人協議方式按不超過於聯交所購回紅利認股權證之日期前每份紅利認股權證在聯交所之收市價110%之價格(未計費用)購回一手或以上之認股權證，但不得以其他方式購回。

所有按上述方式購回之紅利認股權證將立即予以註銷，且不得再發行或再出售。

7. 認股權證持有人大會及權利之修訂

(a) 契據載有為考慮任何影響認股權證持有人權益之事項而召開之認股權證持有人大會之規定，其中包括通過特別決議案(定義見契據)對契據之規定及／或紅利認股權證證書所列之條款及條件加以修訂。凡於此等大會正式通過之特別決議案對認股權證持有人均具約束力，不論其有否出席大會。

(b) 紅利認股權證當時附有之全部或任何權利(包括契據之任何規定)可不時(無論本公司是否結束營業)予以修訂或廢除(包括豁免遵守紅利認股權證證書及／或契據所列之條款及條件或免除或批准任何以往曾經出現或建議違反紅利認股權證及／或契據所列條件規定之情況，惟此舉並不影響本細則之一般效力)，修訂或廢除上述規定須通過特別決議案認可。

(c) 倘認股權證持有人乃一間結算所(見香港法例第420章證券及期貨(結算所)條例中之定義)或該結算所之代理人，可授權其認為適當之人士擔任代表或投票代表人出席任何認股權證持有人大會，惟倘獲授權之人士超逾一位，則授權書或代表委任表格須列明每位就此獲授權之代表或投票代表人所代表之紅利認股權證數目及類別。每位就此獲授權之人士將有權就有關授權列明之紅利認股權證數目及類別行使權力，猶如彼乃紅利認股權證之個別持有人無異。

8. 法定人數

舉行認股權證持有人會議之法定人數將為兩位或以上之認股權證持有人親身或委派代表出席，且合共代表不少於當時已發行而尚未行使之認購權之價值之10%，而除非在任何該等會議上開始處理事務時有足夠法定人數，否則不可處理任何事務(任命主席除外)。

9. 補發認股權證證書

紅利認股權證證書如有殘缺、塗污、遺失或損毀，本公司可酌情補發新證書，申請補發須向本公司當時之登記處主要辦事處辦理，補發新證書須繳交有關費用並按本公司所規

定之證明、賠償及／或抵押之條款辦理，且須繳付本公司所釐定不超過2.50港元(或聯交所規則指定不時允許之其他較高數額)之費用。殘缺或塗污之紅利認股權證證書須交回始獲補發新證書。

倘遺失紅利認股權證證書，應遵守香港法例第32章公司條例第71A條規定辦理手續，猶如在該等分節所述之「股份」包括紅利認股權證。

10. 認購權之保障

契據載有本公司作出之若干承諾及對本公司之若干規限，旨在保障認購權。

11. 催促行使

倘於任何時候尚未行使之紅利認股權證之總額相等或少於紅利認股權證總額所附之認購權總額之行使款項10%，則本公司可發出不少於三個月通知要求認股權證持有人行使其認購權或任由紅利認股權證作廢。上述通知期滿後，所有尚未行使之紅利認股權證將自動註銷而毋須向認股權證持有人作出賠償。

12. 增發認股權證

本公司可自由按當時認為適當之方式及條款增發認股權證或其他可轉換或交換為股份或附有權力可認購股份之證券。

13. 本公司之承諾

本公司在契據中承諾(其中包括)在任何認購權仍可行使之情況下：

(a) 由任何認購權被行使之日起，本公司在有關認購日期起計二十八個辦公日內，將會配發及發行股份(以根據上述行使認購權而須予配發者為限)，此等股份在各方面將會與有關認購日期之已發行股份享有同等權益，而該等股份之持有人將有權享有本公司在有關認購日期後所宣派、派付或作出之一切股息或其他分派(不包括以往已宣派或建議或議決將予派付或作出，而有關之記錄日期定於有關認購日期當日或之前之任何股息或其他分派)；

(b) 將本公司之經審核賬目及一般會寄予股份持有人之一切其他通知，報告及通訊寄予股份持有人之同時，亦寄予認股權證持有人；

(c) 將會支付因簽署契據、設立及以記名方式首次發行認股權證、行使認購權及在行使認購權時發行股份所需支付之一切印花稅、資本稅，登記手續費或其他類似費用；及

(d) 本公司將會保留足夠之普通股本(定義見契據)以全數應付當時尚未行使可認購及轉換股份之權力被行使時所需。

14. 上市

在股份於聯交所上市之期間內，本公司將會盡最大努力以促使：

(a) 紅利認股權證在認購期間內任何時間均可在聯交所買賣，惟倘紅利認股權證因一項收購全部或任何紅利認股權證之建議而不再在聯交所上市，則本公司將毋須再承擔上述責任；及

(b) 因行使認購權而配發之所有股份在配發後(或在其後合理可行之情況下盡快)可在聯交所買賣，惟倘股份因一項收購全部或任何數量之股份之建議而不再在聯交所上市，而相似之建議亦有向持有紅利認股權證之人士提出，則本公司將毋須再承擔上述責任)。

15. 海外認股權證持有人

契據將載有規定，倘各董事認為本公司因登記地址為香港以外之任何地區之任何認股權證持有人行使紅利認股權證所附之認購權而向彼等發行股份乃屬不合法或不切實際者，則各董事有權決定不向該等人士發行紅利認股權證。

16. 認股權證持有人在本公司清盤時之權利

契據載有有關本公司清盤時之規定：

(a) 在本公司向股東發出召開股東大會之通告，而在會上將考慮及酌情批准一項將本公司自動清盤之決議案之情況下，本公司須就此向每位認股權證持有人發出有關之通告。據此，每位認股權證持有人有權在上文所述建議舉行之股東大會舉行前不少於兩個辦公日，以不可撤回方式將紅利認股權證證書、填妥之認購表格連同

認購款額或有關部份送交本公司，行使與該等紅利認股權證有關之認購權，而本公司須據此盡快（而無論如何不遲於緊接建議舉行股東大會前之日）向有關之認股權證持有人配發其因行使其認購表格所列明，與該等紅利認股權證有關之認購權所應得之股份數目；及

(b) 倘在認購期間內通過有效決議案由本公司自動清盤，而該項清盤之目的乃為根據一項協議計劃進行重組或合併，而認股權證持有人或彼等就此以特別決議案（定義見契據）指定之人士為該項協議計劃之一方，或就該協議計劃向認股權證持有人提呈一項有關建議並獲得特別決議案批准，則此項協議計劃或（視乎情況而定）建議之條款對所有認股權證持有人均具約束力。除按上文所述情況規限下，倘本公司清盤，則於清盤開始之日尚未行使之一切認購權將告作廢，而每張紅利認股權證證書亦告失效。

17. 通告

契據載有關於向認股權證持有人發出通告之規定。每名認股權證持有人須向本公司登記一個香港地址，用作寄交須向該認股權證持有人發出之通知。

18. 監管法例

契據及紅利認股權證將受香港法例監管並按其詮釋。

緒言

上市規則准許以聯交所為第一上市地之公司於聯交所購回本身證券，惟須遵守上市規則第10.05及10.06條所載之若干限制。於股東特別大會上(其通告載於本通函第34至38頁)將提呈普通決議案，授予董事權力以購回最多達緊隨配售新股連同紅利發行完成後(或倘若配售新股連同紅利發行不能完成，則於購回授權之決議案獲通過之日購回最多達本公司已發行股本之10%之股份)本公司已發行股本之10%之股份及紅利認股權證總數之10%。(「購回授權」)。在通過授出購回授權之決議案後，將會廢除根據二零零二年六月四日召開之股東特別大會之通告內第4項普通決議案向董事授出可購回股份之現有一般性授權。

倘若購回授權獲授出，購回授權將於下列最早日期前一直有效：(i)本公司下屆股東週年大會結束時；(ii)法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；及(iii)股東於股東大會上以普通決議案之方式撤銷或修訂購回授權之日。

下文為說明函件，載有上市規則第10.06(1)(b)條規定有關購回授權之資料，旨在為股東提供所有合理需要之資料，以便股東就是否投票贊成批准購回授權之普通決議案作出決定。說明函件構成香港法例第32章公司條例第498A條所規定之建議購回之條款備忘錄。

已發行股本

於最後實際可行日期，本公司已發行股本之總面值為55,297,894.20港元，包括552,978,942股股份，而持有根據本公司於一九九二年七月二十日採納之購股權計劃授出而尚未行使之購股權之人士有權認購合共376,750股股份。於最後實際可行日期，並無任何已發行之認股權證。假設尚未行使之購股權於記錄日期前不獲行使，並在緊隨配售股份連同紅利認股權證發行及配發後，本公司已發行股本之面值總額將為82,946,841.30港元，包括829,468,413股股份及不少於165,893,682份紅利認股權證。

假設尚未行使之購股權於記錄日期前獲悉數行使／並無獲行使，而於股東特別大會舉行前亦無進一步發行或購回股份，待批准配售新股連同紅利發行及購回授權之有關普通決議案獲通過後，本公司可於緊隨配售新股完成後，根據購回授權最多可購回82,946,841股股份，相等於緊隨配售新股完成後本公司已發行股本之10%。

假設尚未行使之購股權於股東特別大會舉行日期前並無獲行使，而於股東特別大會舉行前亦無進一步發行或購回股份，待批准配售新股連同紅利發行及購回授權之有關普通決議案獲通過後，本公司可於緊隨配售新股完成後，根據購回授權最多可購回16,589,368份紅利認股權證，相等於配售新股連同紅利發行完成後本公司已發行紅利認股權證總數之10%。

進行購回之原因

董事目前無意購回本公司之證券。然而，董事相信，自股東取得一般性授權以便董事於適當時間在市場購回證券，乃符合本公司及股東之最佳利益。購回股份可提高每股資產淨值，惟須視乎當時之市況及融資安排而定，並只會在董事認為該項購回將有利於本公司及股東之情況下進行。

進行購回之資金

購回證券時，本公司只可動用根據其公司組織章程大綱、公司細則及適用於香港法例可合法作此用途之資金。

建議任何購回事項所需之資金可由所購回股份之繳足股本及本公司之可供分派溢利撥付。

倘建議購回證券於建議購回證券期間全面進行，則可能會對本公司之營運資金或負債水平有影響。然而，董事不會建議行使購回授權，以致對本公司之營運資金或董事認為不時適合本公司之資產負債水平(比對於其年報最近公佈於二零零一年十二月三十一日之經審核賬目所披露之情況而言)有重大不利影響。

權益披露

董事或(根據彼等於作出一切合理查詢後所知)彼等各自之聯繫人目前均無意於股東批准購回授權後向本公司出售證券。

並無本公司關連人士(定義見上市規則)通知本公司，表示其目前有意在本公司獲授權購回其本身證券後向本公司出售證券，亦無承諾不會向本公司出售證券。

董事之承諾

董事已向聯交所作出承諾，在上市規則及香港適用法例仍屬適用之情況下，彼等均會遵照上市規則及香港適用法例行使購回授權。

本公司進行之股份購回

本公司或其任何附屬公司並無於最後實際可行日期前六個月期間內購買任何股份(不論在聯交所或以其他方式進行)。

股份價格

股份於最後實際可行日期前十二個月各月在聯交所之每月最高及最低成交價如下：

	每股股份	
	最高價	最低價
	港元	港元
二零零一年		
七月	1.000A	0.810A
八月	0.950A	0.600A
九月	0.630	0.350
十月	0.450	0.380
十一月	0.440	0.300
十二月	0.430	0.330
二零零二年		
一月	0.425	0.345
二月	0.420	0.360
三月	0.410	0.250
四月	0.310	0.250
五月	0.400	0.239
六月	0.250	0.218

附註： A－已根據二零零一年八月十日開始生效之每10股合併為1股之股份合併作出調整。

一般資料

倘購回證券導致股東享有於進行購回公司之表決權利之權益比例增加，則須視為收購守則所指之表決權利收購處理。因此，股東或一群一致行動之股東可取得或鞏固於本公司之控制權(視乎股東權益增幅而定)，並有責任按照收購守則第26條提出強制收購建議。

假設在記錄日期前並無任何尚未行使之購股權被行使，則在配售新股完成當時，(a)保華德祥建築集團有限公司及其附屬公司(「保華集團」)及(b)錦興集團有限公司及其附屬公司(「錦興集團」)將各自持有120,660,000股股份及120,660,000股股份，佔本公司當時之已發行股本約14.5%及14.5%。倘董事根據購回授權之條款行使其所有權力以購回股份，則保華集團及錦興集團各自於本公司之股權將會增至本公司當時之已發行股本約16.1%及16.1%。由於這樣，保華集團及錦興集團須根據收購守則之規定就所有已發行股份提出全面收購建議，據此，上述之股權增持或其他行動須按照收購守則進行。

董事無意行使購回授權，以致股東或一致行動之股東須根據收購守則提出全面收購建議。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)

普通決議案

茲通告中策集團有限公司(「本公司」)將於二零零二年八月七日星期三上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心7樓舉行股東特別大會，以考慮及酌情以普通決議案通過(無論有否修訂)以下之決議案：

1. 「**動議**待配售新股(見下文之定義)之條件(如本公司於二零零二年七月二十二日刊發之通函(「**通函**」，其副本已提呈本大會並由大會主席簽署以資識別)所載)達成後：

   (a) 批准以配售新股之方式(「**配售新股**」)及根據通函所載配售新股之條款及條件，向於二零零二年八月七日辦公時間結束時名列本公司股東登記冊之股份持有人，按當時每持有兩股股份可獲配一股配售股份之比例，配售本公司股本中每股面值0.10港元之股份(「**股份**」)不少於276,489,471股(「**配售新股**」)，每股配售股份之認購價為0.15港元；

   (b) 批准以紅利發行之方式，按每認購五股配售股份可獲三份認購權之基準及按通函所訂明之條款(「**紅利發行**」)，發行價值不少於26,542,989.12港元之認股權證(「**認股權證**」)，其持有人有權據此按初步認購價每股0.16港元(可予調整)認購股份；

   (c) 授權本公司之董事(「**董事**」)根據及就配售新股連同紅利發行，配售及發行配售股份及認股權證，以及根據認股權證之行使須予發行之股份，惟倘有任何本公司股東之登記地址(根據二零零二年八月七日辦公時間結束時，本公司之股東登記冊所示)乃位於香港以外之其他司法權區者(「**海外股東**」)，則本公司不會向該等海外股東發行配售股份，惟將會把該等配售股份彙集及發行予一

位由董事提名之代名人，而該等配售股份將會在未繳股款配售股份開始買賣後盡快在市場上出售，而此項出售所得之款項淨額在扣除有關費用後將會按海外股東各自之股權按比例向彼等分派。倘若原應向任何海外股東分派之有關款額不足100港元，則該等款額將由本公司保留，收益歸本公司所有；及

(d) 授權各董事在彼等認為必須或權宜之情況下，作出與海外股東有關之其他取消決定或其他安排，及採取及作出彼等認為適當之行動及安排，使配售新股及紅利發行生效。」

2. 「**動議：**

(a) 在下文第(b)及(c)段之規限下，一般及無條件批准向董事會授出一項無條件一般性授權，彼等據此可在有關期間（見下文第(d)段之定義）發行、配發及處置本公司股本中之額外股份，及提出、訂立或授出或須在將來發行、配發或處置本公司股本中之股份之建議、協議及購股權；

(b) 上文第(a)段所述之無條件一般性授權在有關期間結束後將會無效，除非董事會在有關期間內提出、訂立或授出或須在有關期間結束後行使有關權力之建議、協議及購股權，則作別論；

(c) 董事會有權或可同意有條件或無條件配發（無論以購股權或其他形式）之本公司股本中之股份總面值（不包括以下列方式配發之股份總面值）：

(i) 配售新股（見下文第(d)段之定義）；

(ii) 根據任何購股權計劃（或當時已採納之類似安排）所授出之購股權被行使，據此可向本公司及／或其任何附屬公司之行政人員及／或僱員授出可購入本公司股本中之股份之權利或向彼等發行本公司股本中之股份；及

(iii) 任何以股代息計劃或類似安排，據此可根據本公司之公司組織章程細則之規定，配發本公司股本中之股份，

不得超逾緊隨配售新股連同紅利發行（見召開本大會之通告（本決議案亦為通告之一部份）所載第1 項決議案之定義）完成後（或倘配售新股連同紅利發行不能完成，則於本決議案通過之日），本公司當時之已發行股本總面值之20%；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司組織章程細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上以普通決議案方式撤銷或修訂本決議案所賦予權力之日。

「配售新股」指董事會於其指定之期間內根據於指定記錄日期名列股東名冊之股份持有人按其當日之持股比例提呈發售股份之建議而配發、發行或授出本公司股本中之股份(惟董事會有權就零碎股份或經考慮本公司適用之任何地區之法律或任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

3. 「**動議**：

(a) 一般及無條件授權董事會在有關期間內(見下文第(c)段之定義)行使本公司一切權力，遵照適用之法例，在香港聯合交易所有限公司或經香港證券及期貨事務監察委員會認可之任何其他證券交易所購回本公司股本中之股份及認股權證；

(b) 根據上文第(a)段之批准可予購回之股份總面值及認股權證，不得超逾緊隨配售新股連同紅利發行(見召開本大會之通告(本決議案亦為通告之一部份)所載第1 項決議案之定義)完成後，本公司當時之已發行股本總面值之10%及可認購本公司股份之認股權證總額之10%，而倘配售新股連同紅利發行不能完成，則不得超逾於本決議案通過之日，本公司當時已發行股本之10%；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司組織章程細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上以普通決議案方式撤銷或修訂本決議案所賦予權力之日。」

4. 「**動議**待召開本大會之通告(本決議案亦為通告之一部份)所載之第2及第3項決議案被通過及成為無條件後，該項向董事授出可行使本公司之權力以配發、發行及處置股份或其他證券之一般性授權所涉及之最高限額可擴大至加入相等於本公司根據第3項決議案(見召開本大會之通告(本決議案亦為通告之一部份)所載)授出之權力而購回之本公司股本中之股份總面值之數額，惟就此加入之數額不得超逾緊隨配售新股(見召開本大會之通告(本決議案亦為其中一部份)所載之第1 項決議案之定義)完成後(或倘配售新股不能完成，則不得超逾於本決議案通過之日)，本公司當時之已發行股本總面值之10%。」

承董事會命
執行董事
連克農

香港，二零零二年七月二十二日

註冊辦事處：
香港
九龍
觀塘
鴻圖道51 號
保華企業中心8 樓

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 委派代表書必須由委任人或其授權人親筆簽署，如委任人為公司，則委派代表書須予以蓋印或經由公司負責人或獲正式授權人親筆簽署。

3. 委派代表書連同經簽署之授權書或其他授權文件（如有）或經公證人簽署之授權書或授權文件副本，最遲須於大會或其續會之指定舉行時間48 小時前送抵本公司之股份過戶登記處標準證登記有限公司（地址為香港干諾道中111 號永安中心5 樓），方為有效。

責任聲明

本通函包括根據上市規則之規定須提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及所信，本通函所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，以致其中所載之任何與本公司有關之聲明產生誤導。

	二零零二年
按連權基準買賣股份之最後日期	八月一日星期四
按除權基準開始買賣股份之日期	八月二日星期五
交回股東特別大會代表委任表格之最後期限	八月五日星期一上午十時三十分
交回股份過戶文件或行使尚未行使購股權所附認購權利以符合參與配售新股資格之最後期限	八月五日星期一下午四時正
暫停辦理股份過戶登記手續(包括首尾兩天)	八月六日星期二至八月七日星期三
股東特別大會預期舉行日期	八月七日星期三上午十時三十分
配售新股記錄日期	八月七日星期三
寄發章程文件之日期	八月七日星期三
恢復辦理股份過戶登記手續	八月八日星期四
買賣未繳股款配售股份之首日	八月九日星期五
分拆未繳股款配售股份之最後期限	八月十三日星期二
買賣未繳股款配售股份之最後日期	八月十六日星期五
配售股份之最後付款及接納期限(及符合資格獲紅利發行)	八月二十一日星期三下午四時正
包銷協議成為無條件	八月二十六日星期一上午九時正
在報章上刊登申請結果之公佈	八月二十六日星期一
寄發有關未獲接納或部份未獲接納額外申請之退款支票	八月二十七日星期二
寄發配售股份之股票及紅利認股權證之證書	八月二十七日星期二
繳足股款之配售股份及紅利認股權證開始買賣	八月二十九日星期四

目　錄

此乃要件　請即處理

閣下如對本通函或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部本公司股份售出或轉讓，應立即將本通函及隨附之代表委任表格交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函乃就本公司將於二零零二年八月七日舉行之股東特別大會而寄予本公司之股東及購股權持有人。本通函並非且不構成提呈發售本公司股份或其他證券之建議，亦不可視作上述建議之邀請。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

（於香港註冊成立之有限公司）

配售新股建議
按每持有兩股現有股份可獲配一股配售股份之基準
建議按每股配售股份0.15港元之價格
配售不少於276,489,471股每股面值0.10港元之股份
連發行紅利認股權證
及
發行及購回證券之一般性授權

包銷商

法國巴黎百富勤　　　　金利豐證券有限公司

倘若發生下列情況，包銷商保留終止包銷協議內所載之安排，由法國巴黎百富勤證券有限公司（「法國巴黎百富勤」）（代表本身及金利豐證券有限公司（「金利豐」））於配售新股之最後接納日期後第三個營業日上午九時正前隨時以書面向本公司發出通知，行使上述權利：

(a) 發生下列事件，而法國巴黎百富勤（代表本身及金利豐）之合理意見認為，會對本集團之整體業務或財政或營業狀況或前景或配售新股成功與否造成重大不利影響，或在其他情況下導致本公司或包銷商認為進行配售新股屬不明智或不適合：

  (i) 頒佈任何新法例或法規，或現有法例或法規（或其司法詮釋）出現任何變動，或出現任何性質之其他變動；

  (ii) 出現性質屬政治、軍事、財政、法規、經濟、貨幣或其他性質（不論是否與前述者屬同類性質或屬於任何本地、國家或國際間出現之戰爭或敵對局面或軍事衝突爆發或升級）之任何本地、國家或國際事件或變動（不論是否屬於包銷協議訂立日期之前及／或之後發生或持續之連串事件或變動之一部分）；或

  (iii) 香港市況、稅務或外滙管制出現任何變動或上述情況一併出現（包括但不限於暫停或嚴重限制買賣證券）；或

(b) 包銷商接獲本公司通知，得悉包銷協議所載之任何聲明或保證均屬不真確或不準確，或在重複時會變得不真確或不準確；或

(c) 本公司或本集團任何成員公司之情況出現任何變動而可能對本集團之整體業務或財政或營業狀況或前景造成重大不利影響；或

(d) 本公司違反或未有遵守其根據包銷協議將須明確承擔之任何責任或承諾；或

(e) 發生在包銷商合理情況下不能控制之事件或連串事件（包括（但不限於）政府政策、罷工、停工、火災、爆炸、水災、民眾騷亂、戰爭、天災或交通中斷或延誤），而法國巴黎百富勤（代表本身及金利豐）在合理情況下認為，有關事件或連串事件已經或將會導致未能根據包銷協議之條款達成包銷協議任何部份（包括包銷），或阻礙根據配售新股或根據本協議包銷之申請及／或付款程序。

倘若法國巴黎百富勤證券有限公司（代表本身及金利豐證券有限公司）終止包銷協議，配售新股連同紅利發行將不會進行。

現有股份將由二零零二年八月二日星期五起以除權方式進行買賣，而未繳股款配售股份則將於二零零二年八月九日星期五至二零零二年八月十六日星期五（包括首尾兩天）之期間進行買賣。倘法國巴黎百富勤證券有限公司（為其本身及代表金利豐證券有限公司）終止包銷協議（見本通函第4頁「不可抗力事件及終止包銷協議」一節）或配售新股之任何條件（見本通函第16頁「配售新股之條件」一節）不獲履行，則配售新股將不會進行。因此，投資者倘買賣股份或未繳股款配售股份，須自行承擔上述風險。投資者如有任何疑問，應考慮諮詢專業意見。

本公司將於二零零二年八月七日上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心7樓舉行股東特別大會，大會通告載於本通函第34至38頁，無論　閣下能否親自出席大會，敬請按隨附之代表委任表格印備之指示將表格填妥，並將其盡快且無論如何不可遲於大會指定舉行時間前48小時交回標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。填妥及交回代表委任表格後，　閣下屆時仍可親自出席大會及於會上投票。

二零零二年七月二十二日